UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: April 9, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated April 8, 2013, entitled “2012 Hong Kong Annual Report”.
99.2	Announcement dated April 8, 2013, entitled “Notice of Annual General Meeting”.
99.3	Announcement dated April 8, 2013, entitled “Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares Re-Election of Directors and Change of Independent Auditors”.
99.4	Announcement dated April 8, 2013, entitled “Form of proxy for the Annual General Meeting”.
99.5	Announcement dated April 8, 2013, entitled “Notification Letter and Request Form”.

5.	SEGMENT INFORMATION

(a)	Segment results and other information
In previous years, the Group reported three segments that comprised independent operations, operations under joint arrangements and trading business. The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. Segmental reporting has been changed with effect from 2012, in line with the change in the way the Group’s businesses are managed by the chief operating decision makers. The Group now reports the business through three reporting segments: exploration and production (“E&P”), trading business and corporate. Within each segment, geographical segments are presented as well. Segment information for the year ended 31 December 2011 has been restated to conform to current year’s presentation.

The following table presents the segment financial information for the Group for the years ended 31 December 2012 and 2011.

2012
						Trading
		E&P				business	Corporate	Eliminations	Consolidated

		Asia
		excluding			North
	PRC	PRC	Oceania	Africa	America

Sales to external customers:
Oil and gas sales	166,061	6,689	1,857	14,666	5,501	–	–	–	194,774
Marketing revenues	–	–	–	–	–	50,771	–	–	50,771
Intersegment revenues	–	3,345	1,116	9,838	–	–	–	(14,299)	–
Other income	756	–	–	–	877	–	464	(15)	2,082

Total	166,817	10,034	2,973	24,504	6,378	50,771	464	(14,314)	247,627

Segment results
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	–	–	–	(21,445)
Taxes other than income tax	(14,513)	–	(338)	(504)	(247)	–	(30)	–	(15,632)
Exploration expenses	(5,768)	(818)	(1)	(641)	(1,603)	–	(227)	15	(9,043)
Depreciation, depletion and
amortisation	(24,476)	(1,434)	(193)	(4,350)	(2,322)	–	(128)	–	(32,903)
Special oil gain levy	(26,293)	–	–	–	–	–	–	–	(26,293)
Impairment and provision	(31)	–	–	–	–	–	–	–	(31)
Crude oil and product purchases	–	–	–	–	–	(50,532)	–	–	(50,532)
Selling and administrative expenses	(1,799)	(477)	(27)	(94)	(116)	(9)	(855)	–	(3,377)
Others	(131)	(164)	–	2	(837)	–	(100)	–	(1,230)

Interest income	6	–	3	–	–	–	1,441	(448)	1,002
Finance costs	(1,284)	(40)	(17)	(539)	(13)	(4)	(154)	448	(1,603)
Exchange gains/(losses), net	2	(38)	(2)	–	427	–	(30)	–	359
Investment income	–	–	–	–	–	–	2,567	(175)	2,392
Share of profits of associates	71	–	–	–	–	–	213	–	284
Share of losses of a joint venture	–	–	–	–	–	–	(311)	–	(311)
Non-operating income, net	896	–	–	–	–	–	12	–	908
Income tax expense	(19,435)	(1,213)	(228)	(5,011)	1	(2)	(593)	–	(26,481)

Segment profit/(loss) for the year	58,676	3,498	1,650	12,144	(296)	224	2,269	(14,474)	63,691

Other segment information
Segment assets	159,269	14,292	4,146	37,443	57,654	3,172	342,616	(186,539)	432,053
Investments in associates(2)	1,080	–	–	–	–	–	2,777	–	3,857
Investment in a joint venture(2)	–	–	–	–	–	–	20,160	–	20,160

Total assets	160,349	14,292	4,146	37,443	57,654	3,172	365,553	(186,539)	456,070

Non-current assets(1)	151,562	12,630	2,226	36,073	52,311	2	37,542	(14,261)	278,085

Segment liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	(3,020)	(69,866)	171,077	(146,290)

Total liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	(3,020)	(69,866)	171,077	(146,290)

Capital expenditures	41,735	3,062	2	14,266	11,681	2	310	–	71,058

2012 (Restated)
						Trading
		E&P				business	Corporate	Eliminations	Consolidated

		Asia
		excluding			North
	PRC	PRC	Oceania	Africa	America

Sales to external customers:
Oil and gas sales	163,386	7,638	2,096	14,841	1,318	–	–	–	189,279
Marketing revenues	–	–	–	–	–	50,469	–	–	50,469
Intersegment revenues	–	4,972	1,327	14,994	–	–	–	(21,293)	–
Other income	506	–	–	–	4	–	766	(80)	1,196

Total	163,892	12,610	3,423	29,835	1,322	50,469	766	(21,373)	240,944

Segment results
Operating expenses	(13,954)	(2,459)	(490)	(1,036)	(325)	–	–	–	(18,264)
Taxes other than income tax	(9,566)	–	(418)	(299)	(31)	–	(18)	–	(10,332)
Exploration expenses	(4,024)	(220)	(1)	(194)	(621)	–	(240)	80	(5,220)
Depreciation, depletion and
amortisation	(23,716)	(1,521)	(229)	(4,387)	(562)	–	(106)	–	(30,521)
Special oil gain levy	(31,982)	–	–	–	–	–	–	–	(31,982)
Impairment and provision	(22)	–	–	–	–	–	–	–	(22)
Crude oil and product purchases	–	–	–	–	–	(50,307)	–	–	(50,307)
Selling and administrative expenses	(1,403)	(629)	(24)	(46)	(81)	(10)	(661)	–	(2,854)
Others	(519)	(266)	–	(11)	–	–	(39)	–	(835)

Interest income	14	–	3	–	–	–	1,663	(484)	1,196
Finance costs	(1,120)	(23)	(15)	(642)	(16)	(2)	(373)	484	(1,707)
Exchange gains/(losses), net	84	(3)	(1)	–	174	–	383	–	637
Investment income	–	–	–	–	–	–	1,853	(25)	1,828
Share of profits of associates	133	–	–	–	–	–	187	–	320
Share of profits of a joint venture	–	–	–	–	–	–	247	–	247
Non-operating income/(expenses),
net	62	(59)	–	–	–	–	(566)	–	(563)
Income tax expense	(19,264)	(1,666)	(273)	(493)	1	(6)	(609)	–	(22,310)

Segment profit/(loss) for the year	58,615	5,764	1,975	22,727	(139)	144	2,487	(21,318)	70,255

Other segment information
Segment assets	142,929	13,921	3,857	28,130	47,254	4,232	277,106	(156,162)	361,267
Investments in associates (2)	1,100	–	–	–	–	–	1,722	–	2,822
Investment in a joint venture (2)	–	–	–	–	–	–	20,175	–	20,175

Total assets	144,029	13,921	3,857	28,130	47,254	4,232	299,003	(156,162)	384,264

Non-current assets (1)	137,341	11,844	2,423	26,441	44,598	1	29,810	(7,482)	244,976

Segment liabilities	(138,235)	(4,653)	(2,698)	(23,893)	(46,780)	(4,100)	(52,155)	151,106	(121,408)

Total liabilities	(138,235)	(4,653)	(2,698)	(23,893)	(46,780)	(4,100)	(52,155)	151,106	(121,408)

Capital expenditures	30,792	2,451	1	2,142	30,503	–	1,139	–	67,028

(1)	The information on non-current assets above is based on the location of assets and excludes financial instruments and deferred tax assets.

(2)	Detailed information on investments in associates and investment in a joint venture is disclosed in note 19 and note 20, respectively.

(3)
In presenting the Group’s geographical information, revenues from external customers are based on the location where the revenues originate. 75% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

(b)	Information about major customers
The current year’s revenue of approximately RMB44,622 million (2011: RMB52,026 million) and RMB18,259 million (2011: RMB33,591 million) was derived from sales by the E&P segment in the PRC and the trading business segment to China Petroleum & Chemical Corporation and PetroChina Company Limited, respectively.

6.	OIL AND GAS SALES

	Group
	2012	2011

Gross sales	198,428	195,759
Less: Royalties	(1,036)	(3,134)
PRC government’s share of oil	(2,618)	(3,346)

Oil and gas sales	194,774	189,279

7.	SPECIAL OIL GAIN LEVY
In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$55 with effect from 1 November 2011. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

8.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2012	2011

Crediting:
Interest income from bank deposits	(1,002)	(1,196)
Exchange gains, net	(359)	(637)

Investment income:
– Net gain from available-for-sale financial assets	(1,869)	(1,695)
– Net gain from held-to-maturity financial assets	(523)	(133)

	(2,392)	(1,828)

Charging:
Auditors’ remuneration:
– Audit fee	24	19
– Other fees	12	3

	36	22

Employee wages, salaries, allowances and social security costs	2,537	1,527

Equity-settled share option expenses	50	143

Depreciation, depletion and amortisation:
– Property, plant and equipment	33,098	30,397
– Intangible assets	200	204
– Less: Net amount capitalised	(395)	(80)

	32,903	30,521

Operating lease rentals:
– Office properties	158	133
– Equipment	1,383	1,616

	1,541	1,749

Repairs and maintenance	4,229	3,011
Research and development costs	1,420	850
Provision for inventory obsolescence	31	22
Loss on disposal of property, plant and equipment	19	187
Insurance compensation on disposal of property, plant and equipment	(390)	(93)
Gain on disposal of a subsidiary	–	(372)
Donation to the CNOOC Marine Environmental and
Ecological Protection Public Welfare Foundation	–	500

9.	FINANCE COSTS

	Group
	2012	2011

Interest on bank loans which are repayable within five years	503	637
Interest on other loans	1,145	921
Other borrowing costs	183	30

Total borrowing costs	1,831	1,588
Less: Amount capitalised in property, plant and equipment (note 16)	(1,549)	(1,150)

	282	438
Other finance costs:
Unwinding of discount on provision for dismantlement (note 29)	1,359	1,312
Others	(38)	(43)

	1,603	1,707

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 1.06585% to 6.375% (2011: from 0.9455% to 6.375%) per annum during the year ended at 31 December 2012.

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during
	Fees (1)	in kind (1)	bonuses (1)	contributions	the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2012
Executive directors:
Li Fanrong (2)	773	–	–	81	854
Wu Guangqi	773	–	–	72	845

Subtotal	1,546	–	–	153	1,699

Non-executive directors:
Wang Yilin (3)	848	–	–	–	848
Yang Hua (5)	773	–	–	–	773
Zhou Shouwei (6)	788	–	–	–	788
Wu Zhenfang	773	–	–	–	773

Subtotal	3,182	–	–	–	3,182

Independent non-
executive directors:
Chiu Sung Hong	862	–	–	–	862
Lawrence J. Lau	773	–	–	–	773
Tse Hau Yin, Aloysius	895	–	–	–	895
Wang Tao	773	–	–	–	773

Subtotal	3,303	–	–	–	3,303

Total	8,031	–	–	153	8,184

2011
Executive directors:
Li Fanrong (2)	788	–	–	75	863
Wu Guangqi	788	–	–	73	861

Subtotal	1,576	–	–	148	1,724

Non-executive directors:
Wang Yilin (3)	591	–	–	–	591
Fu Chengyu (4)	197	–	–	–	197
Yang Hua (5)	788	–	–	68	856
Zhou Shouwei (6)	879	–	–	–	879
Wu Zhenfang	788	–	–	–	788

Subtotal	3,243	–	–	68	3,311

Independent non-
executive directors:
Edgar W. K. Cheng (7)	722	–	–	–	722
Chiu Sung Hong	879	–	–	–	879
Lawrence J. Lau	788	–	–	–	788
Tse Hau Yin, Aloysius	913	–	–	–	913
Wang Tao	788	–	–	–	788

Subtotal	4,090	–	–	–	4,090

Total	8,909	–	–	216	9,125

Share options (8)

	2012	2011
	RMB’000	RMB’000

Executive directors:
Li Fanrong (2)	–	–
Wu Guangqi	2,965	4,687

Subtotal	2,965	4,687

Non-executive directors:
Wang Yilin (3)	–	–
Yang Hua (5)	3,762	5,483
Zhou Shouwei (6)	2,874	5,503
Wu Zhenfang	2,874	4,596

Subtotal	9,510	15,582

Independent non-executive directors:
Edgar W. K. Cheng (7)	–	–
Chiu Sung Hong	–	–
Lawrence J. Lau	–	–
Tse Hau Yin, Aloysius	–
Wang Tao	–	–

Subtotal	–	–

Total	12,475	20,269

Notes:

(1)
Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2012 and 2011.

(2)	On 23 November 2011, Mr. Li Fanrong was appointed as the Chief Executive Officer of the Company.

(3)
On 15 April 2011, Mr. Wang Yilin was appointed as the Chairman of the Board of Directors and Non-executive Director of the Company. On 28 March 2012, Mr. Wang Yilin was appointed as the Chairman of the Nomination Committee.

(4)	On 15 April 2011, Mr. Fu Chengyu resigned as the Chairman of the Board of Directors and a Non-executive Director of the Company.

(5)
On 23 November 2011, Mr. Yang Hua resigned as the Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-executive Director of the Company and continues to serve as the Vice Chairman of the Board of Directors.

(6)	On 28 March 2012, Mr. Zhou Shouwei ceased serving as Chairman and a member of the Nomination Committee.

(7)	On 3 November 2011, Mr. Edgar W. K. Cheng resigned as an Independent Non-executive Director and a member of the Nomination Committee of the Company.

(8)
This item represents the fair value of share options for the directors measured according to the Group’s accounting policy as set out in Note 3. No Directors exercised any share option in 2011 or 2012. During the year, no new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company. Further details of share option scheme and valuation techniques are set out in note 30 to the financial statements and pages 51 to 53 of the Report of the Directors.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2012	2011

Short term employee benefits	6	6
Pension scheme contributions	1	1

Amount paid/payable during the year	7	7
Share options*	21	27

	28	34

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2012	2011

Nil to RMB2,000,000	1	2
RMB2,000,001 to RMB5,000,000	7	–
RMB5,000,001 to RMB6,000,000	–	6
RMB6,000,001 to RMB7,000,000	–	–

	8	8

*
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in Note 3. No other key management personnel exercised any share option in 2012 or 2011.

11.	FIVE HIGHEST PAID EMPLOYEES
During the year, none (2011: one) of the directors, details of whose remuneration are disclosed in note 10 (i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2011: four) highest paid employees, who are not the directors, for the year are as follows:

	2012	2011

Fees (1)	–	–
Basic salaries, allowances, and benefits in kind (1)	7	4
Performance-related bonuses	2	2
Pension scheme contributions	–	–

Amount paid/payable during the year	9	6
Share options (2)	13	17

	22	23

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

(2)
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in Note 3. None of the five highest paid employees exercised any share option in 2012 or 2011. During the year, no new share option was granted to the five highest paid employees in respect of their services to the Group. Further details are included in note 30.

The remuneration of the five (2011: four) highest paid employees, who are not the directors, falls within the following bands:

	Number of employees
	2012	2011

Nil to RMB5,000,000	4	–
RMB5,000,001 to RMB5,500,000	–	1
RMB5,500,001 to RMB6,000,000	–	2
RMB6,000,001 to RMB6,500,000	–	–
RMB6,500,001 to RMB8,000,000	1	1

	5	4

12.	TAX

(i)	Income tax
The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2011: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

As of 31 December 2012, management of the Company has not provided any deferred tax liabilities related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2012	2011

Overseas
Current income tax	8,177	1,532
Deferred tax	(1,722)	906
PRC
Current income tax	20,662	21,309
Deferred tax	(636)	(1,437)

Total tax charge for the year	26,481	22,310

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2012	2011
	%	%

Statutory PRC enterprise income tax rate	25	25
Effect of different tax rates for overseas subsidiaries*	4.4	(-0.5)
Tax credit from the government	(0.2)	(-0.2)
Tax reported in equity-accounted entities	–	(0.2)
Others	0.2	–

Group’s effective income tax rate	29.4	24.1

*	The higher effective tax rate for the year ended 31 December 2012 was primarily due to the full utilisation of investment tax credits applicable to Nigeria OML130 Project in 2011.

The movements of deferred tax liabilities are as follows:

	2012	2011

At January 1	5,488	6,841
Credited to the profit and loss	(2,358)	(531)
Disposal of a subsidiary	–	(549)
Unrecognised gain for available-for-sale assets	237	–
Exchange differences	(4)	(273)

At 31 December	3,363	5,488

Principal components of deferred tax balances are as follows:

	Group
	2012	2011

Deferred tax assets
Provision for retirement and termination benefits	29	50
Provision for dismantlement	4,149	3,237
Impairment of property, plant and equipment	717	719
Losses available for offsetting against future taxable profit	1,244	4,002
Others	531	299

	6,670	8,307

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(9,315)	(13,526)
Non-current liabilities	(233)	(88)
Unrecognised gain for available-for-sale assets	(237)	–
Others	(248)	(181)

	(10,033)	(13,795)

Net deferred tax liabilities	(3,363)	(5,488)

Of which – deferred tax assets	40	–
– deferred tax liabilities	(3,403)	(5,488)

As at 31 December 2012, the Group had approximately RMB15,474 million (2011: RMB25,829 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. The US and Canadian tax losses expire in 14 to 20 years after generation. The Uganda tax losses have no fixed expiry date.

Deferred tax assets in respect of the above tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at 31 December 2012, the Group’s recognised tax losses amounted to RMB3,555 million (2011: RMB10,975 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB11,919 million (2011: RMB14,854 million).

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

–
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

–	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

13.	PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS
The consolidated profit attributable to the Company’s shareholders for the year ended 31 December 2012 includes a profit of approximately RMB70,174 million (2011: RMB20,741 million) which has been dealt with in the financial statements of the Company (note 31).

14.	DIVIDENDS

	Group
	2012	2011

Declared and paid during the year:
Interim dividend	5,444	9,106
Final dividend	10,191	9,287

Total dividends paid in the year	15,635	18,393

Weighted average number of ordinary shares	44,646,305,984	44,668,570,359
Dividend per ordinary share	RMB0.35	RMB0.41

Final dividend proposed by the Board of Directors at HK$0.32 per ordinary share (2011: HK$0.28 per ordinary share)
– not recognised as a liability as at the end of the reporting period	11,563	10,142

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

15.	EARNINGS PER SHARE

	Group
	2012	2011

Earnings
Profit for the year attributable to ordinary equity holders for
the basic and diluted earnings per share calculations	63,691	70,255

Number of shares
Number of ordinary shares issued at the beginning of the year,
excluding repurchased but not cancelled shares	44,646,305,984	44,669,199,984

Weighted average number of ordinary shares for the basic
earnings per share calculation	44,646,305,984	44,668,570,359

Effect of dilutive potential ordinary shares under the share
option schemes	161,736,346	185,044,651

Weighted average number of ordinary shares for the purpose
of diluted earnings per share	44,808,042,330	44,853,615,010

Earnings per share:
Basic (RMB Yuan)	1.43	1.57
Diluted (RMB Yuan)	1.42	1.57

16.	PROPERTY, PLANT AND EQUIPMENT

		Group
		Vehicles
		and office
	Oil and gas	equipment
	properties	and others	Total

Cost:
At 1 January 2011	293,257	673	293,930
Additions	43,772	97	43,869
Acquisitions	25,338	1,083	26,421
Disposals and write-offs	(10,137	(9)	(10,146)
Exchange differences	(4,500)	(2)	(4,502)

At 31 December 2011	347,730	1,842	349,572

At 1 January 2012	347,730	1,842	349,572
Additions	56,335	267	56,602
Acquisitions	10,781	–	10,781
Disposals and write-offs	(2,465)	(18)	(2,483)
Exchange differences	(351	–	(351)

At 31 December 2012	412,030	2,091	414,121

Accumulated depreciation, depletion and amortisation:
At 1 January 2011	(106,900)	(352)	(107,252)
Depreciation charge for the year	(30,336)	(61)	(30,397)
Disposals and write-offs	7,748	8	7,756
Exchange differences	887	1	888

At 31 December 2011	(128,601)	(404)	(129,005)

At 1 January 2012	(128,601)	(404)	(129,005)
Depreciation charge for the year	(33,034)	(64)	(33,098)
Disposals and write-offs	26	14	40
Exchange differences	74	–	74

At 31 December 2012	(161,535)	(454)	(161,989)

Net book value:
At 1 January 2012	219,129	1,438	220,567

At 31 December 2012	250,495	1,637	252,132

Included in the current year’s additions was an amount of approximately RMB1,549 million (2011: approximately RMB1,150 million) in respect of interest capitalised in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB2,990 million (2011: approximately RMB3,268 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Disposals and write-offs include approximately RMB876 million related to unproved properties of Niobrara project located in United States. The write-off of the unproved property was primarily due to the unfavorable exploration drilling results in 2012 in certain blocks.

	Company
	2012	2011

Office equipment
Cost:
At 1 January	6	6
Additions	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	6	6

Accumulated depreciation:
At 1 January	(6)	(6)
Depreciation charge for the year	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	(6)	(6)

Net book value:
At 1 January	–	–

At 31 December	–	–

17.           INTANGIBLE ASSETS

	Gas processing right
	under NWS Project	Software	Total

Cost:
At 1 January 2011	1,215	491	1,706
Additions	–	132	132
Disposal	–	–	–
Exchange differences	(59)	–	(59)

At 31 December 2011	1,156	623	1,779

At 1 January 2012	1,156	623	1,779
Additions	–	142	142
Disposal	–	–	–
Exchange differences	(3)	–	(3)

At 31 December 2012	1,153	765	1,918

Accumulated amortisation:
At 1 January 2011	(296)	(262)	(558)
Amortisation charge for the year	(79)	(125)	(204)
Disposal	–	–	–
Exchange differences	16	–	16

At 31 December 2011	(359)	(387)	(746)

At 1 January 2012	(359)	(387)	(746)
Amortisation charge for the year	-64	(136)	(200)
Disposal	–	–	–
Exchange differences	1	–	1

At 31 December 2012	(422)	(523)	(945)

Net book value:
At 1 January 2012	797	236	1,033

At 31 December 2012	731	242	973

18.	INVESTMENTS IN SUBSIDIARIES AND DUE FROM/TO SUBSIDIARIES

	Company
	2012	2011

Unlisted shares, at cost	58,718	58,707
Due from subsidiaries	116,740	23,846
Due to subsidiaries	(54,484)	(16,519)

	120,974	66,034

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and repayable on demand.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC

China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC International Limited	British Virgin Islands 23 August 1999	US$20,000,000,002	100%	Investment holding

OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding

CNOOC Finance (2002) Limited (2)	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance

CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance

CNOOC Finance (2011) Limited	British Virgin Islands 31 December 2010	US$1,000	100%	Bond issuance

CNOOC Finance (2012) Limited (3)	British Virgin Islands 10 April 2012	US$1,000	100%	Bond issuance

Indirectly held subsidiaries (1):

Name of entity	Place and date of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Deepwater Development Limited (4)	Zhuhai, PRC 1 March 2010	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploration, development, and oil and gas production sales in the PRC

CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding

CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa

CNOOC Iraq Limited	British Virgin Islands 15 October 2010	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq

CNOOC Canada Inc. (note 4)	Canada 15 January 1999	281,749,526 common shares without a par value	100%	Oil sands exploration, development and production in Canada

CNOOC Uganda Ltd (note 4)	Uganda 11 May 2010	1,000,000 Uganda Shilling	100%	Petroleum exploration, development and production in Africa

CNOOC Canada Holding Ltd. (5) (note 4)	Canada 18 July 2012	CAD9,505,391,000	100%	Oil and gas investment in Canada

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	The guarantee notes issued by CNOOC Finance (2002) Limited were repaid in March 2012 (note 28), and CNOOC Finance (2002) Limited was dissolved on 27 July 2012.

(3)	CNOOC Finance (2012) Limited was incorporated on 10 April 2012, for issuance of guaranteed notes (note 28).

(4)	The registered capital of CNOOC Deepwater Development Limited was increased to RMB8.5 billion on 29 November 2012.

(5)	CNOOC Canada Holding Ltd. was incorporated on 18 July 2012, for oil and gas investment in Canada. On 25 February 2013, the registered capital was increased to CAD9,505,391,000

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

19.	INVESTMENTS IN ASSOCIATES

Name of associates	Place and date of establishment	Nominal value of ordinary shares issued and paid up/registered capital	Percentage of equity attributable to the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC Finance Corporation Limited*	Beijing, PRC 14 June 2002	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Northern Cross (Yukon) Limited	Yukon, Canada 19 September 1994	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	The registered capital of CNOOC Finance Corporation Limited was increased to RMB4 billion on 1 November 2012, and the percentage of equity attributable to the Group remains unchanged.

None of the associates is audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	Group
	2012	2011

Share of net assets	3,857	2,822

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates:

	Group
	2012	2011

Profit for the year	284	320
Other comprehensive income	21	-20

Total comprehensive income	305	300

20.	INVESTMENT IN A JOINT VENTURE
Particulars of the principal joint venture are as follows:

Name of entity	Place and date of establishment	Nominal value of ordinary share issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Bridas Corporation	British Virgin Islands 15 September 1993	US$102,325,582	50%	Investment holding

The joint venture is not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

Summarised financial information of the joint venture is disclosed below:

	Group
	2012	2011

Cash and cash equivalents	2,457	2,410
Other current assets	4,994	1,585

Total current assets	7,451	3,995
Non-current assets, excluding goodwill	50,666	51,855
Goodwill	3,557	3,566

Total assets	61,674	59,416

Current financial liabilities (excluding trade and other payables and provisions)	(2,252)	(1,139)
Other current liabilities	(2,840)	(2,254)

Total current liabilities	(5,092)	(3,393)

Non-current financial liabilities	(3,119)	(3,361)
Other non-current liabilities	(13,144)	(12,312)

Total non-current liabilities	(16,263)	(15,673)

Total liabilities	(21,355)	(19,066)

Net assets	40,319	40,350

Net assets, excluding goodwill	36,762	36,784

Revenue	31,650	9,882
Depreciation, depletion and amortisation	(2,922)	(2,940)
Interest income	47	50
Finance costs	(599)	(355)

(Loss)/profit before tax	(967)	1,062
Income tax expense	345	(568)

(Loss)/profit after tax	(622)	494
Other comprehensive income	–	–

Total comprehensive (loss)/income	(622)	494

Reconciliation of the summarised financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	Group
	2012	2011

Group share of net assets of a joint venture, excluding goodwill	18,381	18,392
Goodwill on acquisition less cumulative impairment	1,779	1,783
Impairment of investment in a joint venture	–	–

Carrying amount of investment in a joint venture	20,160	20,175

No dividend was received from the joint venture in 2012 and 2011.

21.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	2012	2011	2012	2011

Current:
Non-publicly traded investments, at fair value:
Private equity funds	15	15	15	15
Corporate wealth management products (1)	52,310	18,500	–	–
Liquidity funds (2)	9,470	9,061	–	–

	61,795	27,576	15	15

Non-current:
Publicly traded investments, at fair value:
Equity investment in MEG (3)	5,516	7,365	–	–
Non-publicly traded investments, at cost:
Private equity fund in Kerogen Energy Fund (4)	1,535	–	–	–

	7,051	7,365	–	–

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on fund managers’ quotations. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

(1)	The corporate wealth management products matured from 5 January 2013 to 22 October 2013.

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents an investment in the equity securities of MEG Energy Corporation (“MEG”). As at 31 December 2012, the investment in MEG was stated at the quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

(4)
The private equity fund represents an investment in Kerogen Energy Fund and is stated at cost less any impairment, as there is no market price available. Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry.

During the year, the net loss on the Group’s and the Company’s available-for-sale investments, net of tax, recognised directly in other comprehensive loss amounted to RMB1,128 million and nil, respectively (2011: other comprehensive income RMB800 million and nil, respectively).

In addition, there were no realised gains of the Group and the Company, respectively, transferred from other comprehensive income to the profit and loss for the year (2011: nil and nil, respectively) upon the disposal of the related available-for-sale financial assets.

None of the financial assets above is either past due or impaired.

22.	OTHER NON-CURRENT ASSETS
Included in the other non-current assets were pledged deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement cost for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specific dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of 31 December 2012, the balance of the specified dismantlement fund accounts was RMB547 million (31 December 2011: nil).

23.	INVENTORIES AND SUPPLIES

	Group
	2012	2011

Materials and supplies	4,023	3,510
Oil in tanks	1,371	986
Less: Provision for inventory obsolescence	(147)	(116)

	5,247	4,380

The provision for inventory obsolescence during the year was approximately RMB31 million (2011: approximately RMB22 million).

24.	TRADE RECEIVABLES
The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2012 and 2011, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

25.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS
The Group’s and the Company’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s and the Company’s bank deposits were 1.7% per annum (2011: 2.7% per annum) and 0.38% per annum (2011: 1.1% per annum), respectively, for the year ended 31 December 2012.

26.	TRADE AND ACCRUED PAYABLES
As at 31 December 2012 and 2011, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

27.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2012	2011

Accrued payroll and welfare payable	1,118	888
Provision for retirement and termination benefits	273	280
Accrued expenses	69	65
Advances from customers	177	96
Royalties payable	461	376
Special oil gain levy payable	8,755	14,989
Provision for dismantlement (note 29)	–	31
Other payables	6,582	5,492

	17,435	22,217

Other payables are non-interest-bearing and have an average term of less than one year.

28.	LOANS AND BORROWINGS

Current

	Group
	Effective interest	2012			2011
	rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total

Short-term loans
and borrowings
General loans	LIBOR+0.85% to 1.85% per annum
	with maturity within one year	27,343	–	27,343	16,193	–	16,193

		27,343	–	27,343	16,193	–	16,193

Loans and
borrowings due
within one year
For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project (5)	with maturity within one year	231	–	231	207	–	207

For Nigeria	LIBOR+4% per annum with
OML130 Project	maturity within one year	–	–	–	369	–	369

Finance (2002) (1)		–	–	–	–	3,150	3,150
Finance (2003) (2)		–	1,256	1,256	–	–	–

		231	1,256	1,487	576	3,150	3,726

		27,574	1,256	28,830	16,769	3,150	19,919

Non-current

	Group
	Effective interest	2012			2011
	rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total

For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project (5)	with maturity through 2021	2,326	–	2,326	2,562	–	2,562

Finance (2003) (2)		–	1,843	1,843	–	3,102	3,102

Finance (2011) (3)		–	12,396	12,396	–	12,412	12,412

Finance (2012) (4)		–	12,491	12,491	–	–	–

		2,326	26,730	29,056	2,562	15,514	18,076

(1)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 was issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes were unconditionally and irrevocably guaranteed by the Company, and the notes were repaid in March 2012.

(2)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(3)
The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(4)
The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(5)	The amount represented the Group share of utilised bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project”).

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2012, all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

	Group
	2012	2011

Repayable:
Within one year	231	576
After one year but within two years	249	221
After two years but within three years	279	251
After three years but within four years	309	281
After four years but within five years	332	312
After five years	1,157	1,497

	2,557	3,138

Amount due within one year shown under current liabilities	(231)	(576)

	2,326	2,562

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
31-Dec	at year end	at year end	year	year (1)	year (2)

2012	2,557	0.76%	3,138	2,847	1.06%
2011	3,138	1.35%	8,134	5,636	2.19%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

29.	PROVISION FOR DISMANTLEMENT

	Group
	2012	2011

At 1 January	24,995	16,012
Capitalised in oil and gas properties (1)	3,057	7,718
Acquisition of a subsidiary	–	151
Utilised	–	(156)
Unwinding of discount (2) (note 9)	1,359	1,312
Exchange differences	(5)	(42)

At 31 December	29,406	24,995

Current portion of dismantlement included in other payables
and accrued liabilities (note 27)	–	(31)

At 31 December	29,406	24,964

(1)	The amount is included in the additions of oil and gas properties in note 16.

(2)	The discount rates used for calculating the amount of unwinding of discount are within the range of 4% to 5% (2011: 5%).

30.	SHARE CAPITAL

			Issued share
		Share	capital
		capital	equivalent of
Share	Number of shares	HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2012 and 31 December 2011	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2011	44,669,199,984	893	949

As at 31 December 2011	44,659,180,984	893	949

Shares repurchased and cancelled*	(12,875,000)	–	–

As at 31 December 2012	44,646,305,984	893	949

*
During the year of 2011, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on the Stock Exchange of Hong Kong Limited (“HKSE”). 10,019,000 shares were cancelled by the Company in 2011 and the remaining 12,875,000 shares were cancelled on 10 January 2012.

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and
2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme
On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options price is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheet on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme
On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2011: nil) and the Group recognised an equity-settled share option expense of approximately RMB50 million (2011: RMB143 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2012		2011
	Number of	Weighted average	Number of	Weighted average
	share options	exercise price	share options	exercise price
		HK$		HK$

Outstanding at the beginning of the year	420,960,900	9.56	474,054,900	9.14
Granted during the year	–	–	–	–
Forfeited during the year	(9,806,000)	11.48	(53,094,000)	5.87
Exercised during the year	–	–	–	–

Outstanding at end of year	411,154,900	9.51	420,960,900	9.56

Exercisable at the end of the year	380,171,000	9.25	328,525,000	8.91

No share options had been cancelled or modified during the years ended 31 December 2012 and 2011.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.92% of the Company’s shares in issue as at that date (2011: 0.94%). The weighted average remaining contractual life of share options outstanding at the end of the year was 5.06 years (2011: 6.09 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 411,154,900 additional ordinary shares of the Company and additional share capital of RMB6,667,699 and share premium of RMB3,164,432,651.

31.	RESERVES
According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2012, the general reserve fund amounted to RMB10,000 million (2011: RMB10,000 million), representing 50% (2011: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2012, the Group’s safety fund reserve accrued but not utilised under the PRC regulations amounted to nil (2011: nil).

In accordance with the relevant accounting principles required by the local authorities, as at 31 December 2012, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB253,196 million (2011: RMB205,055 million).

	Company
	Share
	premium
	account and
	capital	Cumulative
	redemption	translation	Other	Retained
	reserve	reserve	reserves	earnings	Total

At 1 January 2011	42,129	(14,885)	5,354	33,572	66,170
Total comprehensive income for the year	–	(2,992)	–	20,741	17,749
2010 final dividend	–	–	–	(9,287)	(9,287)
2011 interim dividend	–	–	–	(9,106)	(9,106)
Share repurchases	–	–	–	(256)	(256)
Equity-settled share option
arrangements	–	–	143	–	143

At 31 December 2011	42,129	(17,877)	5,497	35,664	65,413

At 1 January 2012	42,129	(17,877)	5,497	35,664	65,413
Total comprehensive income for the year*	–	87	–	70,174	70,261
2011 final dividend	–	–	–	(10,191)	(10,191)
2012 interim dividend	–	–	–	(5,477)	(5,477)
Equity-settled share option arrangements	–	–	50	–	50

At 31 December 2012	42,129	(17,790)	5,547	90,170	120,056

*	Total comprehensive income for the year 2012 includes a loss of approximately RMB2,160 million due to the dissolution of CNOOC Finance (2002) Limited on 27 July 2012 (note 18).

As at 31 December 2012, the distributable retained earnings of the Company amounted to approximately RMB90,170 million (2011: RMB35,664 million).

32.	RELATED PARTY TRANSACTIONS
As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services
As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2010 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 24 November 2010. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services”

categories for the years 2012 and 2013 were revised in 2012. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:
a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

3.	Sales of petroleum and natural gas products by the Group to the CNOOC Group:
a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)	Long term sales of natural gas and liquefied natural gas

Pricing principles
The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by the CNOOC Group to the Group and paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by the CNOOC Group to the Group as described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of the CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by the CNOOC Group to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to the CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to the CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	Group
	2012	2011

Provision of exploration and support services	8,349	6,625
– Inclusive of amounts capitalised under property, plant and equipment	4,060	3,480
Provision of oil and gas development and support services	23,857	13,544
Provision of oil and gas production and support services (note a)	7,523	6,675
Provision of marketing, management and ancillary services (note b)	770	521
FPSO vessel leases (note c)	1,127	1,253

	41,626	28,618

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group
The Group did not enter into any transactions in this category for the years ended 31 December 2012 and 2011.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Group
	2012	2011

Sales of petroleum and natural gas products
(other than long term sales of natural gas and
liquefied natural gas) (note d)	157,441	127,270
Long term sales of natural gas and liquefied natural gas (note e)	5,937	5,896

	163,378	133,166

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Group
	2012	2011

Interest income from deposits in CNOOC Finance (note f)	323	124

(b)	Deposits made by the Group

	Group
	2012	2011

Deposits in CNOOC Finance (note f)	18,227	9,800

(v)	Balances with the CNOOC Group

	Group
	2012	2011

Amount due to CNOOC
– included in other payables and accrued liabilities	337	456
Amount due to other related parties
– included in trade and accrued payables	11,975	11,075

	12,312	11,531

Amounts due from other related parties
– included in trade receivables	15,362	10,058
– included in other current assets	431	254

	15,793	10,312

(vi)	Balances with a joint venture

	Group
	2012	2011

Amounts due from a joint venture
– included in held-to-maturity financial assets	–	44
– included in other current assets	88	–

	88	44

(vii)	Transactions and balances with other state owned enterprises
The Group enters into extensive transactions covering purchases or sales of crude oil, natural gas, property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non state owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state owned enterprises are disclosed in note 37. In addition, the Group had certain of its cash and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at 31 December 2012, as summarised below:

	Group
	2012	2011

Cash and cash equivalents	41,833	12,524
Time deposits with financial institutions	1,077	14,976
Specific dismantlement fund accounts (note 22)	547	–

	43,457	27,500

Short-term loans	10,057	11,153

Interest rates for the above time deposits, dismantlement fund and short-term loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 10.

Notes:

(a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

(b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

(c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

(d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

(e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

(f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 20 August 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest, excluding funds placed for the purpose of extending entrustment loan services) during the period.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited
On 3 August 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on 21 August 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years’ exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period).

CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of 31 December 2012, the accumulated investment incurred was RMB211 million.
Capital injection into CNOOC Finance
For the purpose of meeting external regulatory requirements as well as enhancing risk resilience and developmental strength, CNOOC China Limited, China Offshore Oil & Gas Development & Utilisation Company (“CNOOC Oil & Gas”), an enterprise in the PRC and a wholly-owned subsidiary of CNOOC, CNOOC, the controlling shareholder of the Company, and Offshore Oil Engineering Co., Ltd. (“COOEC”), a company limited by shares incorporated in the PRC with its shares listed on the Shanghai Stock Exchange and with CNOOC as its controlling shareholder, entered into a Capital Injection Agreement (the “Capital Injection Agreement”) on 27 August 2012 with CNOOC Finance, which is a subsidiary of CNOOC and therefore a connected person of the Company by virtue of being an associate of CNOOC as defined by the Listing Rules. Pursuant to the Capital Injection Agreement, CNOOC China Limited, CNOOC, CNOOC Oil & Gas and COOEC agreed to inject further capital into CNOOC Finance according to their respective holding of equity interests in CNOOC Finance as at the date of the Capital Injection Agreement (the “Capital Injection”). Under the Capital Injection Agreement, CNOOC China Limited subscribed for CNOOC Finance’s increased registered capital according to its holding of equity interests therein, which was RMB822,084,806 at the date of the Capital Injection Agreement. Upon completion of the Capital Injection, the respective holding of equity interests of CNOOC China Limited, CNOOC, CNOOC Oil & Gas and COOEC in CNOOC Finance will remain unchanged, being approximately 31.80%, 62.90%, 3.53% and 1.77% respectively.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

33.	RETIREMENT AND TERMINATION BENEFITS
All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated financial statement of comprehensive income amounted to RMB178 million (2011: RMB123 million).

34.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2012	2011

Profit before tax	90,172	92,565

Adjustments for:
Interest income on bank deposits	(1,002)	(1,196)
Finance costs	1,579	1,682
Exchange gains, net	(359)	(637)
Share of profits of associates	(284)	(320)
Share of losses/(profits) of a joint venture	311	(247)
Investment income	(2,392)	(1,828)
Impairment and provision	31	22
Depreciation, depletion and amortisation	32,903	30,521
Loss on disposal and write-off of property, plant and equipment	2,270	706
Unwinding of discount on long term guaranteed notes	24	25
Equity-settled share option expense	50	143
Gain from disposal of a subsidiary	–	(372)
Others	–	(13)

	123,303	121,051

Increase in trade receivables	(2,962)	(982)
Increase in inventories and supplies	(496)	(319)
(Increase)/decrease in other current assets	(975)	9,840
Increase in trade and accrued payables, other payables and accrued liabilities	4,173	1,404
(Decrease)/increase in other taxes payable	(5,307)	9,815

Cash generated from operations	117,736	140,809

35.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments
As at 31 December 2012, the Group had the following capital commitments (1), principally for the construction and purchase of property, plant and equipment:

	2012	2011

Contracted, but not provided for (2)	27,502	15,219
Authorised, but not contracted for	80,682	59,584

(1)	The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4.

(2)
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB11,375 million (2011: RMB3,221 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2012	2011

Contracted, but not provided for	350	–
Authorised, but not contracted for	187	1,384

As at 31 December 2012, the Group had unutilised banking facilities amounting to approximately RMB57,662 million (2011: RMB160,580 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 3 months to 10 years.

As at 31 December 2012, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2012	2011

Commitments due:
Within one year	334	191
In the first to second years, inclusive	55	30
After the second but before the fifth years, inclusive	31	18
After the fifth year	–	2

	420	241

The above table includes minimum lease payments of approximately RMB202 million (2011: RMB145 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	2012	2011

Commitments due:
Within one year	7	7
In the first to second years, inclusive	6	6
After the second but before the fifth years, inclusive	7	11

	20	24

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 9 months to 25 years.

As at 31 December 2012, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2012	2011

Commitments due:
Within one year	585	783
In the first to second years, inclusive	292	444
After the second but before the fifth years, inclusive	666	606
After five years	1,173	313

	2,716	2,146

The above table includes a commitment of approximately RMB1,379 million (2011: RMB1,783 million) to the CNOOC Group.

(iii)	Contingencies

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court (“FHC”). In March 2011, the FHC delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
On 26 October 2011, the Company received a notice of assessment from Federal Inland Revenue Service of Nigeria (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax in the year of 2010 for the Company’s investment in OML130 project, shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On 13 January 2012, the Company, together with SAPETRO (collectively referred to as the “PSC Partners”), has filed an appeal in relation thereto to the local Tax Appeal Tribunal (“TAT”).

The Company received a notice of assessment issued by FIRS on 13 June 2012, stating that the investment tax allowance (“ITA”), instead of investment tax credit (“ITC”) should be applied for the PPT calculation of the Company’s investment in OML130 project. In July 2012, the PSC Partners filed an appeal in relation thereto to the TAT. However, whether TAT has jurisdiction over this dispute is uncertain under the Nigerian Law. In order to protect the right of action, the PSC Partners filed an application to the FHC on 13 September 2012, seeking the permission to file a lawsuit over the application of ITA/ITC dispute at the FHC. The appeal over ITA/ITC dispute at TAT was withdrawn on 9 November 2012.

No verdict has been issued to date, and the results of the appeals are still uncertain.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(d)
Two oil spill accidents occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), a US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield.

On 21 June 2012, the State Oceanic Administration of the PRC (the “SOA”) announced the Accident Investigation and Settlement Report by a Joint Investigation Team on the Penglai 19-3 Oilfield Oil Spill Accidents, pointing out that “the Joint Investigation Team has concluded that COPC violated the oilfield Overall Development Program, had defects in its operation procedures and management, and failed to take necessary precautionary measures against foreseen risks, all of which eventually resulted in the oil spills. The Penglai 19-3 Oilfield Oil Spill Accidents were accidents involving liabilities, causing significant marine pollution by oil spill. Pursuant to the PSC, COPC (the operator of the oilfield) shall bear full responsibility for the oil spill accidents.” On 16 February 2013, the SOA announced, through its official website, that following a series of rectification measures, COPC was permitted to gradually resume the production of the Penglai 19-3 oilfield.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

(e)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated in the Unites States District Court for the Southern District of New York (the “Complaint”). The Complaint is lodged against the Company and certain of its officers, which alleges that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in these financial statements. On 21 December 2012, the Company filed a motion to dismiss the Complaint in the same court.

36.	FINANCIAL INSTRUMENTS

Fair value of financial instruments
The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount of RMB3,533 million as at 31 December 2012 (2011: RMB4,063 million).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB31,577 million as at 31 December 2012 (2011: RMB20,097 million), which was determined by reference to the market price as at 31 December 2012.

Fair value hierarchy
The Group uses the following hierarchy that reflects the significance of the inputs used in making the measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at 31 December 2012 and 31 December 2011, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December
	2012	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets - current
Private equity funds (1)	15	-	15	-
Corporate wealth management products (1)	52,310	-	52,310	-
Liquidity funds (2)	9,470	9,470	-	-

	61,795	9,470	52,325	-

Available-for-sale financial assets-non current
Equity investment in MEG (2)	5,516	5,516	-	-

	5,516	5,516	–	–

Liabilities measured at fair value
Foreign exchange forward contracts (3)	–	–	–	–

	31 December
	2011	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds (1)	15	–	15	–
Corporate wealth management products (1)	18,500	–	18,500	–
Liquidity funds (2)	9,061	9,061	–	–

	27,576	9,061	18,515	–
Available-for-sale financial assets
non-current
Equity investment in MEG (2)	7,365	7,365	–	–

	7,365	7,365	–	–

Liabilities measured at fair value
Foreign exchange forward contracts (3)	38	–	38	–

(1)	The fair values of the private equity funds and corporate wealth management products are based on the fund managers’ quotations.

(2)	The fair values of the liquidity funds and equity investment in MEG are based on quoted market prices.

(3)	The fair value of the foreign exchange forward contracts was determined using forward exchange rates as at 31 December 2012 and 2011, respectively.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign exchange forward contracts are categorised as financial liabilities at fair value through profit or loss. Changes in fair value of these contracts were recognised in the statement of comprehensive income in other finance costs (note 9).

37.	CONCENTRATION OF CUSTOMERS
A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2012	2011

China Petroleum & Chemical Corporation*	44,622	52,026
PetroChina Company Limited*	18,259	33,591
Chesapeake Exploration, LLC	3,574	110
Shandong Changyi Petrochemical Ltd.*	3,363	2,607
Nexen Inc.	2,527	270

*	These transactions are with other state owned enterprises.

38.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk, business risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk
The carrying amounts of the Group’s cash and cash equivalents, time deposits and liquidity funds investments, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on trade receivables. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 12% (2011: 22%) and 24% (2011: 36%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk
Since the Company makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts are incorporated with price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Company’s profitability.

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2012 to 31 December 2012 (the last working day in 2012), Renminbi has appreciated by approximately 0.25% against the US dollars. At the reporting date, approximately 92.2% (2011: 86.0%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dollars and Hong Kong dollars.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2011 and 2012. Based on management’s assessment, a 5% change in the foreign exchange rate of the US dollars at 31 December 2012 would have impacted the profit for the year of the Group by 0.84% and the equity of the Group by 1.20%. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2011.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of the US dollars against Renminbi. On the other hand, the depreciation of the US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2012, the interest rates for 48.6% of the Group’s debts were fixed. The weighted average term of the Company’s debt balance outstanding was approximately 7.11 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Business risk
The operations of the Group are conducted in the PRC and many other countries and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(vi)	Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vii)	Capital management
The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2012 and 31 December 2011.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2012	2011

Interest-bearing debts	57,886	37,995
Equity attributable to owners of the parent	309,780	262,856

Total capital	367,666	300,851

Gearing ratio	15.7%	12.6%

39.	CHARGE OF ASSETS
CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

40.	SUBSEQUENT EVENTS
The Group has no other subsequent events needed to be disclosed in the consolidated financial statements, except that disclosed in note 4(ii) and note 35(iii)d.

41.	COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform to the current year’s presentation, and those reclassifications are not significant.

42.	APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorised for issue by the Board of Directors on 22 March 2013.

Supplementary Information on Oil and
Gas Producing Activities (Unaudited)
31 December 2012
(All amounts expressed in millions of Renminbi unless otherwise stated)
The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2012, 2011 and 2010 approximately 36%, 23% and 11% respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

We implemented rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

For the year ended 31 December 2012, the reserves evaluated independently by CNOOC were implemented rigorous in-house technical scrutiny and compliance audit, while third party consulting firms (Ryder Scott Company) were engaged to perform annual procedural audit of all the independently evaluated reserves that monitors the entire reserves estimation procedure and certain key metrics in order to ensure market transparency and compliance.

We established the Reserve Management Group, or RMG, which is led by our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMG’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMG follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and five years and ten years, respectively, or more of experience related to reserves estimation.

The reserves estimators and auditors are required to be members of China Petroleum Society, or CPS, and are required to take the professional trainings and examinations provided by CPS and us.

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 31 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:
			Asia
	PRC		(excluding PRC)		Oceania		Africa			North America			South America			Total

		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2009	1,495	4,166	54	1,083	26	649	91	-	2	46	-	-	-	-	1,668	5,944	-	-
Purchase/(Disposal) of reserves	22	-	-	-	-	-	-	-	-	-	-	-	-	-	22	-	-	-
Discoveries and extensions	178	828	3	120	-	-	75	-	-	-	-	-	-	-	256	948	-	-
Production	(224)	(226)	(8)	(82)	(2)	(46)	(23)	-	-	-	-	-	-	-	(257)	(354)	-	-
Revisions of prior estimates	30	(381)	1	(104)	(3)	(105)	3	-	(1)	(3)	-	-	-	-	30	(593)	-	-

31 December 2010	1,501	4,387	50	1,017	21	498	146	-	1	43	-	-	-	-	1,719	5,945	-	-
Purchase/(Disposal) of reserves	-	-	43	(46)	-	-	-	-	54	141	87	9	-	-	97	95	87	9
Discoveries and extensions	238	310	-	1	-	-	-	-	-	-	-	-	-	-	238	311	-	-
Improved Recovery	1	9	-	-	-	-	-	-	-	-	-	-	-	-	1	9	-	-
Production	(219)	(252)	(6)	(79)	(2)	(37)	(21)	-	(1)	(9)	-	-	-	-	(249)	(377)	-	-
Revisions of prior estimates	63	(315)	(5)	(44)	-	7	9	-	-	(4)	-	-	-	-	67	(356)	-	-

31 December 2011	1,584	4,139	82	849	19	468	134	-	54	171	87	9	-	-	1,873	5,627	87	9

31 December 2012
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	207	911	-	-	-	-	-	-	101	176	52	4	-	-	308	1,087	52	4
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(226)	(243)	(5)	(58)	(1)	(37)	(21)	-	(7)	(18)	(2)	-	-	-	(260)	(356)	(2)	-
Revisions of prior estimates	101	(347)	(12)	9	(1)	(22)	23	-	-	7	-	-	-	-	111	(353)	-	-

	1,666	4,460	65	800	17	409	136	-	148	336	137	13	-	-	2,032	6,005	137	13

Enterprise's share of equity
method investees:
31 December 2010	1	14	-	-	-	-	-	-	-	-	-	-	196	513	197	527	-	-
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	(9)	(47)	(9)	(50)	-	-

Revisions of prior estimates	-	(2)	-	-	-	-	-	-	-	-	-	-	8	(53)	8	(55)	-	-

31 December 2011	1	9	-	-	-	-	-	-	-	-	-	-	195	413	196	422	-	-

31 December 2012
Purchase/(Disposal) of reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries and extensions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	(3)	-	-	-	-	-	-	-	-	-	-	(8)	(47)	(8)	(50)	-	-
Revisions of prior estimates	-	(1)	-	-	-	-	-	-	-	-	-	-	13	143	13	142	-	-

	1	5	-	-	-	-	-	-	-	-	-	-	200	509	201	514	-	-

Total consolidated and equity
Interests in reserves
31 December 2010	1,502	4,401	50	1,017	21	498	146	-	1	43	-	-	196	513	1,916	6,472	-	-
31 December 2011	1,585	4,148	82	849	19	468	134	-	54	171	87	9	195	413	2,069	6,049	87	9
31 December 2012	1,667	4,465	65	800	17	409	136	-	148	336	137	13	200	509	2,233	6,519	137	13

Proved developed reserves:

			Asia
	PRC		(excluding PRC)		Oceania		Africa		North America				South America			Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31-Dec-10	848	1,848	45	397	9	173	57	-	1	43	-	-	-	-	960	2,461	-	-
31-Dec-11	806	1,675	24	264	7	143	46	-	11	56	25	1	-	-	894	2,138	25	1
31-Dec-12	754	1,500	22	460	6	124	45	-	51	129	32	1	-	-	878	2,213	32	1

Enterprise's share of equity
method investees:
31-Dec-10	1	14	-	-	-	-	-	-	-	-	-	-	108	268	109	282	-	-
31-Dec-11	1	9	-	-	-	-	-	-	-	-	-	-	105	263	106	272	-	-
31-Dec-12	1	5	-	-	-	-	-	-	-	-	-	-	104	324	105	329	-	-

Proved undeveloped reserves:

			Asia
	PRC		(excluding PRC)		Oceania		Africa		North America				South America			Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bituen	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31-Dec-10	653	2,539	5	620	12	325	89	-	-	-	-	-	-	-	759	3,484	-	-
31-Dec-11	779	2,464	58	585	12	325	87	-	43	115	62	8	-	-	979	3,489	62	8
31-Dec-12	912	2,960	43	340	11	285	91	-	97	207	105	12	-	-	1,154	3,792	105	12

Enterprise's share of equity
?method investees:
31-Dec-10	-	-	-	-	-	-	-	-	-	-	-	-	88	245	88	245	-	-
31-Dec-11	-	-	-	-	-	-	-	-	-	-	-	-	90	150	90	150	-	-
31-Dec-12	-	-	-	-	-	-	-	-	-	-	-	-	96	185	96	185	-	-

(b)	Results of operations

	2010
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Net sales to customers	125,445	6,233	2,054	12,252	150	–	146,134
Operating expenses	(11,735)	(2,424)	(470)	(983)	(35)	–	(15,647)
Taxes other than income tax	(6,513)	(7)	(332)	(257)	–	–	(7,109)
Exploration expense	(4,450)	(565)	–	(468)	–	–	(5,483)
Accretion expense	(719)	(2)	–	(33)	–	–	(754)
Depreciation, depletion and amortisation						-
(including dismantlement)	(19,920)	(1,648)	(247)	(4,919)	(22)	–	(26,756)
Special oil gain levy	(17,706)	–	–	–	–	–	(17,706)

	64,402	1,587	1,005	5,592	93	–	72,679

Income tax expense	(16,100)	(963)	(302)	(1,384)	(47)	–	(18,796)

Result of operations	48,302	624	703	4,208	46	–	53,883

	2010
	Enterprise's share of equity method investees:
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Net sales to customers	354	–	–	–	–	2,985	3,339
Operating expenses	(107)	–	–	–	–	(557)	(664)
Taxes other than income tax	(21)	–	–	–	–	(1,095)	(1,116)
Exploration expense	(83)	–	–	–	–	(97)	(180)
Accretion expense	(3)	–	–	–	–	(8)	(11)
Depreciation, depletion and amortisation
(including dismantlement)	(54)	–	–	–	–	(931)	(985)
Special oil gain levy	–	–	–	–	–	–	–

	86	–	–	–	–	297	383

Income tax expense	(13)	–	–	–	–	(104)	(117)

Result of operations	73	–	–	–	–	193	266

Total result of operations for producing activities	48,375	624	703	4,208	46	193	54,149

	2011
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Net sales to customers	163,384	7,639	2,097	14,841	1,318	–	189,279
Operating expenses	(13,954)	(2,460)	(490)	(1,036)	(324)	–	(18,264)
Taxes other than income tax	(9,584)	–	(418)	(299)	(31)	–	(10,332)
Exploration expense	(4,204)	(211)	(1)	(183)	(621)	–	(5,220)
Accretion expense	(1,124)	(2)	–	(176)	(10)	–	(1,312)
Depreciation, depletion and amortisation
(including dismantlement)	(23,821)	(1,521)	(229)	(4,388)	(562)	–	(30,521)
Special oil gain levy	(31,982)	–	–	–	–	–	(31,982)

	78,715	3,445	959	8,759	(230)	–	91,648

Income tax expense	(19,679)	(1,716)	(288)	(500)	(122)	–	(22,305)

Result of operations	59,036	1,729	671	8,259	(352)	–	69,343

	2011
	Enterprise's share of equity method investees:
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Net sales to customers	352	–	–	–	–	4,941	5,293
Operating expenses	(115)	–	–	–	–	(1,031)	(1,146)
Taxes other than income tax	(34)	–	–	–	–	(1,330)	(1,364)
Exploration expense	(42)	–	–	–	–	(205)	(247)
Accretion expense	16	–	–	–	–	(21)	(5)
Depreciation, depletion and amortisation
(including dismantlement)	(39)	–	–	–	–	(1,470)	(1,509)
Special oil gain levy	–	–	–	–	–	–	–

	138	–	–	–	–	884	1,022

Income tax expense	(21)	–	–	–	–	(309)	(330)

Result of operations	117	–	–	–	–	575	692

Total result of operations for producing activities	59,153	1,729	671	8,259	(352)	575	70,035

	2012
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Net sales to customers	166,060	6,689	1,857	14,666	5,502	–	194,774
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	–	(21,445)
Taxes other than income tax	(14,543)	–	(338)	(504)	(247)	–	(15,632)
Exploration expense	(5,954)	(847)	(1)	(637)	(1,604)	–	(9,043)
Accretion expense	(1,280)	(12)	–	(54)	(13)	–	(1,359)
Depreciation, depletion and amortisation	(24,599)	(1,439)	(193)	(4,350)	(2,322)	–	(32,903)
Special oil gain levy	(26,293)	–	–	–	–	–	(26,293)

	78,005	2,039	805	7,898	(648)	–	88,099

Income tax expense	(19,501)	(1,287)	(242)	(4,289)	(65)	–	(25,384)

Result of operations	58,504	752	563	3,609	(713)	–	62,715

	2012
	Enterprise's share of equity method investees:
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Net sales to customers	321	–	–	–	–	2,952	3,273
Operating expenses	(141)	–	–	–	–	(1,235)	(1,376)
Taxes other than income tax	(34)	–	–	–	–	(1,740)	(1,774)
Exploration expense	(29)	–	–	–	–	(41)	(70)
Accretion expense	12	–	–	–	–	(38)	(26)
Depreciation, depletion and amortisation	(34)					(1,363)	(1,397)
Special oil gain levy	–	–	–	–	–	–	–

	95	–	–	–	–	(1,465)	(1,370)

Income tax expense	(14)	–	–	–	–	–	(14)

Result of operations	81	–	–	–	–	(1,465)	(1,384)

Total result of operations for producing activities	58,585	752	563	3,609	(713)	(1,465)	61,331

(c)	Capitalised costs

	2010
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	209,915	22,735	2,465	34,672	1,315	–	271,102
Unproved oil and gas properties	2,961	1,457	–	2,478	15,259	–	22,155
Accumulated depreciation, depletion
and amortisation	(88,039)	(10,695)	(601)	(7,518)	(47)	–	(106,900)

Net capitalised costs	124,837	13,497	1,864	29,632	16,527	–	186,357

	2010
	Enterprise's share of equity method investees
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	1,848	–	–	–	–	20,221	22,069
Unproved oil and gas properties	–	–	–	–	–	6,355	6,355
Accumulated depreciation, depletion
and amortisation	(1,419)	–	–	–	–	(923)	(2,342)

Net capitalised costs	429	–	–	–	–	25,653	26,082

	2011
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	242,432	14,851	2,345	34,811	8,915	–	303,354
Unproved oil and gas properties	4,375	1,271	–	2,446	36,284	–	44,376
Accumulated depreciation, depletion
and amortisation	(111,674)	(4,173)	(719)	(11,433)	(602)	–	(128,601)

Net capitalised costs	135,133	11,949	1,626	25,824	44,597	–	219,129

	2011
	Enterprise's share of equity method investees
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	1,859	–	–	–	–	18,912	20,771
Unproved oil and gas properties	–	–	–	–	–	7,714	7,714
Accumulated depreciation, depletion
and amortisation	(1,461)	–	–	–	–	(2,312)	(3,773)

Net capitalised costs	398	–	–	–	–	24,314	24,712

	2012
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	278,777	16,685	2,339	37,469	24,756	–	360,026
Unproved oil and gas properties	6,226	1,429	2	13,725	30,621	–	52,003
Accumulated depreciation, depletion
and amortisation	(136,435)	(5,591)	(845)	(15,739)	(2,925)	–	(161,535)

Net capitalised costs	148,568	12,523	1,496	35,455	52,452	–	250,494

	2012
	Enterprise's share of equity method investees
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	1,881	–	–	–	–	20,441	22,322
Unproved oil and gas properties	–	–	–	–	–	8,055	8,055
Accumulated depreciation, depletion
and amortisation	(1,497)	–	–	–	–	(3,664)	(5,161)

Net capitalised costs	384	–	–	–	–	24,832	25,216

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2010
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
- Proved	3,546	–	–	–	–	–	3,546
- Unproved	–	576	–	–	14,906	–	15,482
Exploration costs	6,539	217	–	327	320	–	7,403
Development costs*	25,573	994	–	2,213	414	–	29,194

Total costs incurred	35,658	1,787	–	2,540	15,640	–	55,625

	2010
	Enterprise's share of equity method investees
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
- Proved	–	–	–	–	–	20,063	20,063
- Unproved	–	–	–	–	–	6,335	6,335
Exploration costs	83	–	–	–	–	118	201
Development costs*	–	–	–	–	–	849	849

Total costs incurred	83	–	–	–	–	27,365	27,448

	2011
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
- Proved	–	–	–	–	894	–	894
- Unproved	–	97	–	–	24,347	–	24,444
Exploration costs	8,011	805	–	274	273	–	9,363
Development costs*	30,379	1,511	–	1,868	5,258	–	39,016

Total costs incurred	38,390	2,413	–	2,142	30,772	–	73,717

	2011
	Enterprise's share of equity method investees
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
- Proved	–	–	–	–	–	–	–
- Unproved	–	–	–	–	–	–	–
Exploration costs	42	–	–	–	–	328	370
Development costs*	11	–	–	–	–	1,253	1,264

Total costs incurred	53	–	–	–	–	1,581	1,634

	2012
	Consolidated entities
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
- Proved	–	–	–	–	–	–	–
- Unproved	–	–	2	10,780	–	–	10,782
Exploration costs	10,572	930	–	1,274	418	–	13,194
Development costs*	33,676	2,099	–	2,752	11,378	–	49,905

Total costs incurred	44,248	3,029	2	14,806	11,796	–	73,881

	2012
	Enterprise's share of equity method investees
		Asia			North	South
	PRC	(excluding PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
- Proved	–	–	–	–	–	–	–
- Unproved	–	–	–	–	–	–	–
Exploration costs	29	–	–	–	–	84	113
Development costs*	22	–	–	–	–	1,218	1,240

Total costs incurred	51	–	–	–	–	1,302	1,353

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production form proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

2010
Consolidated entities
		Asia
Notes	PRC	(excluding PRC)	Oceania	Africa	North America	South America	Total

Future cash inflows (1)	934,724	51,455	21,427	75,599	1,074	-	1,084,279
Future production costs	(315,975)	(19,399)	(6,900)	(25,577)	(368)	-	(368,219)
Future development costs (2)	(146,787)	(14,609)	(3,184)	(14,084)	(82)	-	(178,746)
Future income taxes	(91,552)	(4,880)	(2,499)	(3,168)	-	-	(102,099)

Future net cash flows (3)	380,410	12,567	8,844	32,770	624	-	435,215
10% discount factor	(131,876)	(4,818)	(3,438)	(11,787)	(149)	-	(152,068)

Standardised measure of
discounted future net cash flows	248,534	7,749	5,406	20,983	475	-	283,147

	2010
	Enterprise's share of equity method investees
		Asia
		(excluding				North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows	(1)	1,339	-	-	-	-	54,034	55,373
Future production costs		(545)	-	-	-	-	(24,224)	(24,769)
Future development costs	(2)	(167)	-	-	-	-	(671)	(838)
Future income taxes		(82)	-	-	-	-	(7,229)	(7,311)

Future net cash flows	(3)	545	-	-	-	-	21,910	22,455
10% discount factor		(38)	-	-	-	-	(11,796)	(11,834)

Standardised measure of
discounted future net cash flows	507	-	-	-	-	10,114	10,621

Total standardised measure of
discounted future net cash flow	249,041	7,749	5,406	20,983	475	10,114	293,768

Present value of estimated future net cash flows:

2011
Consolidated entities
		Asia
	(excluding				North	South
Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows (1)	1,198,429	88,650	21,924	92,924	84,411	-	1,486,338
Future production costs	(448,720)	(27,984)	(10,976)	(27,224)	(34,567)	-	(549,471)
Future development costs (2)	(194,869)	(36,450)	(2,980)	(11,721)	(13,214)	-	(259,234)
Future income taxes	(111,828)	(8,651)	(1,607)	(24,715)	(11,769)	-	(158,570)

Future net cash flows (3)	443,012	15,565	6,361	29,264	24,861	-	519,063
10% discount factor	(157,334)	(7,182)	(1,784)	(10,055)	(13,940)	-	(190,295)

Standardised measure of
discounted future net cash flows	285,678	8,383	4,577	19,209	10,921	-	328,768

2011
Enterprise's share of equity method investees
		Asia
	(excluding				North	South
Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows (1)	1,088	-	-	-	-	61,698	62,786
Future production costs	(486)	-	-	-	-	(29,443)	(29,929)
Future development costs (2)	(226)	-	-	-	-	(916)	(1,142)
Future income taxes	(32)	-	-	-	-	(8,138)	(8,170)

Future net cash flows (3)	344	-	-	-	-	23,201	23,545
10% discount factor	7	-	-	-	-	(13,087)	(13,080)

Standardised measure of
discounted future net cash flows	351	-	-	-	-	10,114	10,465

Total standardised measure of
discounted future net cash flow	286,029	8,383	4,577	19,209	10,921	10,114	339,233

2012
Consolidated entities
		Asia
	(excluding				North	South
Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows (1)	1,369,398	86,795	19,737	94,102	153,614	-	1,723,646
Future production costs	(530,402)	(30,405)	(8,085)	(35,927)	(50,682)	-	(655,501)
Future development costs (2)	(256,030)	(34,653)	(2,541)	(26,521)	(28,803)	-	(348,548)
Future income taxes	(112,428)	(8,740)	(2,409)	(9,765)	(16,797)	-	(150,139)

Future net cash flows (3)	470,538	12,997	6,702	21,889	57,332	-	569,458
10% discount factor	(171,739)	(5,706)	(2,363)	(10,356)	(31,834)	-	(221,998)

Standardised measure of
discounted future net cash flows	298,799	7,291	4,339	11,533	25,498	-	347,460

2012
Enterprise's share of equity method investees
		Asia
	(excluding				North	South
Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows (1)	655	-	-	-	-	68,740	69,395
Future production costs	(396)	-	-	-	-	(38,262)	(38,658)
Future development costs (2)	(209)	-	-	-	-	(833)	(1,042)
Future income taxes	-	-	-	-	-	(7,592)	(7,592)

Future net cash flows (3)	50	-	-	-	-	22,053	22,103
10% discount factor	38	-	-	-	-	(12,603)	(12,565)

Standardised measure of
discounted future net cash flows	88	-	-	-	-	9,450	9,538

Total standardised measure of
discounted future net cash flow	298,887	7,291	4,339	11,533	25,498	9,450	356,998

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2010
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	226,250	413	226,663
Sales of production, net of royalties and production costs	(123,359)	(1,585)	(124,944)
Net change in prices, net of royalties and production costs	115,551	410	115,961
Extensions discoveries and improved recovery,
net of related future costs	75,809	–	75,809
Change in estimated future development costs	(45,414)	(977)	(46,391)
Development costs incurred during the year	25,007	830	25,837
Revisions in quantity estimates	(8,599)	66	(8,533)
Accretion of discount	26,512	657	27,169
Net change in income taxes	(14,572)	(3,375)	(17,947)
Purchase of properties	3,963	14,319	18,282
Changes in timing and other	1,999	(137)	1,862

Standardised measure, end of year	283,147	10,621	293,768

Change in the standardised measure of discounted future net cash flows:

	2011
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	283,147	10,621	293,768
Sales of production, net of royalties and production costs	(160,683)	(2,817)	(163,500)
Net change in prices, net of royalties and production costs	194,704	2,979	197,683
Extensions discoveries and improved recovery,
net of related future costs	61,990	–	61,990
Change in estimated future development costs	(75,465)	(711)	(76,176)
Development costs incurred during the year	30,272	1,185	31,457
Revisions in quantity estimates	3,405	(115)	3,290
Accretion of discount	33,254	1,335	34,589
Net change in income taxes	(36,191)	(332)	(36,523)
Purchase of properties	19,310	–	19,310
Changes in timing and other	(24,974)	(1,680)	(26,654)

Standardised measure, end of year	328,769	10,465	339,234

	2012
			Consolidated
			and equity
			share of
		Equity share of	equity
	Consolidated	equity method	method
	Total	investee	investee

Standardised measure, beginning of year	328,768	10,465	339,233
Sales of production, net of royalties and production costs	(157,697)	(94)	(157,791)
Net change in prices, net of royalties and production costs	49,470	(2,626)	46,844
Extensions discoveries and improved recovery,
net of related future costs	79,416	–	79,416
Change in estimated future development costs	(82,776)	(396)	(83,172)
Development costs incurred during the year	45,923	1,017	46,940
Revisions in quantity estimates	13,044	1,679	14,723
Accretion of discount	42,707	1,401	44,108
Net change in income taxes	8,191	317	8,508
Purchase of properties	–	–	–
Changes in timing and other	20,414	(2,225)	18,189

Standardised measure, end of year	347,460	9,538	356,998

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 24 May 2013, at 3 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2012.

2.	To declare a final dividend for the year ended 31 December 2012.

3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company;

Yang Hua
Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005. He resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,229,000 share options in the Company (among which 1,150,000 lapsed on 24 February 2013), Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang in 2012, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Zhou Shouwei as a Non-executive Director of the Company;

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. He also served as Vice President of CNOOC from October 2000 to August 2011. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March 2009.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 17,920,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou in 2012, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$968,340 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Zhou was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect as an Independent Non-executive Director the following retiring Director who has already served the Company for more than 9 years as an Independent Non-executive Director;

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an Independent Non-executive Director of the Company for more than 9 years. For the reasons set out on the Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares, Re-election of Directors and Change of Auditor, the Board of the Company considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-lection of Mr. Chiu is in the best interest of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 1,150,000 share options in the Company, Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,060,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.

7.
To appoint Deloitte Touche Tohmatsu as the new independent auditors of the Company and its subsidiaries following the retirement of Ernest & Young, with effect from the date on which this proposed resolution is adopted at the AGM until the conclusion of the next annual general meeting of the Company and authorize the Board of Directors to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognized Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 8 April 2013

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 20 May 2013 (Monday) to 24 May 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2013 (Thursday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 3 June 2013 (Monday) to 7 June 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2013 (Friday).

Glossary

API
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees

Wildcat
A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business
Oil and gas exploration, development, production and sales

FPSO
Floating, Production, Storage and Offloading vessel

LNG
Liquefied Natural Gas

Proved Reserves
Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

VOLUME ACRONYMS

Bbl
Barrel

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf

Thousand cubic feet

Mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, for reserves, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America and Oceania which we have assumed that 5,800 cubic feet and 5,102 cubic feet, respectively, of natural gas equals one BOE. For production, we have used actual thermal unit of each oil and gas field for such conversion purpose.

Company Information

Board of Directors:

Executive Directors
Li Fanrong                      CEO & President
Wu Guangqi                   Compliance Officer

Non-executive Directors
Wang Yilin                   Chairman
Yang Hua                      Vice Chairman
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Audit Committee
Tse Hau Yin, Aloysius (Chairman and Financial Expert)
Chiu Sung Hong
Lawrence J. Lau

Nomination Committee
Wang Yilin (Chairman)
Lawrence J. Lau
Wang Tao

Remuneration Committee
Chiu Sung Hong (Chairman)
Tse Hau Yin, Aloysius
Wu Zhenfang

Other Members of the Senior Management

Yuan Guangyu	Executive Vice President
Zhu Weilin	Executive Vice President
Zhao Liguo	General Counsel
Chen Bi	Executive Vice President
Chen Wei	Senior Vice President
Zhang Guohua	Senior Vice President
Zhong Hua	Chief Financial Officer
Fang Zhi	Vice President

Joint Company Secretary
Zhong Hua
Tsue Sik Yu, May

Principal Bankers:
Bank of China (Hong Kong) Limited
The Hong Kong and Shanghai Banking Corporation Limited
Citi Bank, N.A.
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 00883

Investor Relations:
Beijing
Tel: (8610) 8452 2973
Fax: (8610) 8452 1441
E-mail: ir@cnooc.com.cn

Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322
E-mail: zhongyx@cnooc.com.cn

Media/Public Relations:
Tel: (8610) 8452 6642
Fax: (8610) 8452 1441
E-mail: mr@cnooc.com.cn

Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing Office:
CNOOC Tower, No.25 Chaoyangmen Beidajie,
Beijing, China
Zip Code: 100010
Website: www.cnoocltd.com

169 CNOOC LTD Annual Report 2012

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sales of oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. In overseas, the Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As of 31 December 2012, the Group owned net proved reserves of approximately 3.49 billion BOE, and its average daily net production was 935,615 BOE (except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had 10,063 employees and total assets of approximately RMB456.07 billion.

Content

2	Financial Summary
3	Operating Summary
6	Milestone Events 2012
8	Chairman’s Statement
10	CEO’s Statement
12	Business Overview
13	Overview
13	Exploration
14	Engineering, Development and Production
15	Overseas Development
16	Regional Overview
20	Sales and Marketing
21	Research and Development
22	Internal Control and Risk Management
System
23	Health, Safety and Environmental Protection
24	Corporate Citizen
25	Human Resources
27	Corporate Governance Report
42	Directors and Senior Management
48	Report of the Directors
56	Management’s Discussion and Analysis
62	Independent Auditors’ Report
63	Consolidated Statement of Comprehensive
Income
64	Consolidated Statement of Financial Position
65	Consolidated Statement of Changes in Equity
66	Consolidated Statement of Cash Flows
67	Statement of Financial Position
68	Notes to Consolidated Financial Statements
124	Supplementary Information on Oil and Gas
Producing Activities (Unaudited)
137	Notice of Annual General Meeting
142	Glossary
143	Company Information

Financial Summary*
(Amounts expressed in millions of RMB)

Consolidated Statement of Comprehensive Income (Audited)
Year ended 31 December

	2008	2009	2010	2011	2012

Total revenues	125,977	105,195	180,036	240,944	247,627
Total expenses	(72,112)	(64,870)	(108,891)	(150,337)	(160,486)
Interest income/(finance costs), net	676	103	(504)	(511)	(601)
Exchange gains, net	2,551	54	995	637	359
Share of profits of associates
and a joint venture	374	173	398	567	(27)
Investment income	476	200	427	1,828	2,392
Non-operating (expenses)/
income, net	(62)	(34)	142	(563)	908

Profit before tax	57,880	40,821	72,603	92,565	90,172
Income tax expense	(13,505)	(11,335)	(18,193)	(22,310)	(26,481)

Profit for the year	44,375	29,486	54,410	70,255	63,691

Consolidated Statement of Financial Position (Audited)
As at 31 December

	2008	2009	2010	2011	2012

Current assets	63,770	70,871	99,384	131,923	170,894
Property, plant and equipment	138,358	165,320	186,678	220,567	252,132
Investments in associates
/a joint venture	1,785	1,727	22,604	22,997	24,017
Intangible assets	1,206	1,230	1,148	1,033	973
Available-for-sale financial assets	1,550	3,120	8,616	7,365	7,051
Deferred income tax assets	—	—	—	—	40
Other non-current assets	—	—	—	379	963

Total assets	206,669	242,268	318,430	384,264	456,070

Current liabilities	(18,799)	(31,041)	(68,423)	(70,216)	(82,437)
Non-current liabilities	(27,632)	(37,291)	(34,241)	(51,192)	(63,853)

Total liabilities	(46,431)	(68,332)	(102,664)	(121,408)	(146,290)

Equity	160,238	173,936	215,766	262,856	309,780

*
After the early adoption of IFRS 10-Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IAS 27 (Revised) – Separated Financial Statements, and IAS 28 (Revised) – Investments in Associate and Joint Venture from 1 January 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

	2008	2009	2010	2011	2012

Production
Net production of crude
and liquids (barrels/day)
China	398,138	444,947	614,569	598,590	615,122
Bohai	218,478	253,884	408,946	405,682	411,642
Western South China Sea	56,761	72,605	84,116	72,006	72,672
Eastern South China Sea	122,813	118,395	121,454	120,563	130,266
East China Sea	85	63	53	339	543
Overseas	23,931	64,749	90,419	83,993	104,623
Asia	19,262	22,163	20,892	17,427	14,883
Oceania	4,669	6,228	6,210	5,382	4,846
Africa	–	35,591	62,609	56,348	56,998
North America	–	767	709	4,836	27,896

Total	422,068	509,696	704,988	682,583	719,745

Net production of
natural gas (mmcf/day)
China	394.2	410.8	619.4	689.9	663.1
Bohai	74.5	79.2	120.4	123.0	123.9
Western South China Sea	284.7	275.4	354.0	390.4	364.1
Eastern South China Sea	28.1	50.2	139.5	157.8	148.8
East China Sea	6.8	6.0	5.5	18.7	26.3
Overseas	227.0	242.7	332.2	345.3	308.6
Asia	140.2	140.3	225.2	218.7	157.8
Oceania	86.8	102.3	107.0	101.1	101.1
North America	–	–	–	25.6	49.7

Total	621.1	653.5	951.6	1,035.20	971.7

Total net production (BOE/day)
China	466,375	515,646	719,966	715,219	727,287
Bohai	230,896	267,079	429,008	426,190	432,285
Western South China Sea	106,764	120,745	145,274	138,712	135,007
Eastern South China Sea	127,490	126,765	144,712	146,864	155,070
East China Sea	1,225	1,057	972	3,453	4,925
Overseas	64,353	108,250	148,956	144,511	161,561
Asia	42,632	45,555	58,421	53,872	43,752
Oceania	21,721	26,337	27,217	25,195	24,628
Africa	–	35,591	62,608	56,348	56,998
North America	–	767	709	9,096	36,183

Total	530,728	623,896	868,922	859,730	888,848

Net production in equity
method investees (BOE/day)	3,142	2,656	34,010	49,270	46,767

Total with equity method investees	533,870	626,552	902,932	909,000	935,615

	2008	2009	2010	2011	2012

Reserves at year end **
Net proved crude and liquids
reserves (million barrels)
China	1,399.6	1,495.5	1,501.6	1,584.7	1,665.7
Bohai	933.6	1,028.20	997.7	1,000.4	1,067.2
Western South China Sea	245.8	258.9	260.0	250.5	224.8
Eastern South China Sea	202.4	190.9	225.0	316.1	354.0
East China Sea	17.8	17.5	18.9	17.7	19.8
Overseas	178.7	172.3	217.5	384.6	515.0
Asia	64.8	53.8	49.9	81.8	65.0
Oceania	24.8	26.5	20.7	19.0	16.7
Africa	89.1	90.0	145.7	133.7	135.7
North America	–	2.0	1.2	150.1	297.6	***

Total	1,578.3	1,667.7	1,719.1	1,969.3	2,180.7

Net proved natural gas reserves (bcf)
China	4,216.4	4,166.5	4,387.3	4,139.5	4,459.1
Bohai	789.2	785.4	728.3	596.2	592.5
Western South China Sea	2,211.7	2,198.6	2,034.1	2,017.2	2,384.9
Eastern South China Sea	873.3	843.6	1,254.3	1,222.4	1,175.7
East China Sea	342.2	338.9	370.6	303.7	305.9
Overseas	1,407.0	1,723.4	1,557.6	1,487.9	1,546.3
Asia	799.9	1,028.50	1,016.70	848.7	800.4
Oceania	607.1	648.9	498	467.8	409.5
North America	–	46.0	42.9	171.4	336.4

Total	5,623.3	5,944.0	5,944.9	5,627.4	6,005.3

Total net proved reserves
(million BOE)
China	2,102.2	2,190.0	2,232.9	2,274.8	2,408.9
Bohai	1,065.1	1,159.1	1,119.1	1,099.8	1,165.9
Western South China Sea	614.4	625.4	599.0	586.7	622.2
Eastern South China Sea	347.9	331.5	434.1	519.9	550.0
East China Sea	74.8	74.0	80.7	68.4	70.7
Overseas	413.1	468.5	477.1	646.3	793.7
Asia	198.1	234.2	219.4	223.2	207.5
Oceania	125.9	134.6	103.7	110.7	96.8
Africa	89.1	90.0	145.7	133.7	135.7
North America	–	9.7	8.3	178.7	353.7

Total	2,515.4	2,658.5	2,710.0	2,921.1	3,202.6

Net proved reserves in equity
method investees (million BOE)	5.9	4.4	288.3	269.0	289.3

Total with equity method investees**	2,521	2,663	2,998	3,190	3,492

	2008	2009	2010	2011	2012

Others
Reserve life (years)	13.0	11.7	8.5	9.3	9.8
Reserve life (years, including
equity method investees)	12.9	11.6	9.1	9.6	10.2
Reserve replacement ratio (%)	60	163	116	167	187
Reserve replacement ratio
(%, including equity
method investees)	59	162	202	158	188

Average realized price
Crude oil (US$/barrel)	89.39	60.61	77.93	109.75	110.48
Natural gas (US$/mcf)	3.83	4.01	4.49	5.15	5.77

*
After the early adoption of IFRS10 – Consolidated and Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IAS 27 (Revised) – Separated Financial Statements, and IAS 28 (Revised) – Investments in Associate and Joint Venture from 1 January 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

**
The net proved reserve estimates in 2008 and 2009 contained in this table were made by the independent consultants. Approximately 11%, 23% and 36%, respectively, of our net proved reserve estimates in 2010, 2011 and 2012 were made by the Company independently and the remaining were made by the independent consultants.

***	Includes synthetic oil 137.0 million barrels and bitumen 12.6 million barrels.

Milestone Events 2012

EXPLORATION

17	April	Announced the successful appraisal of Penglai 9-1 oil and gas structure, confirming that Penglai 9-1 is a large oilfield.
20	April	Announced the successful discovery of Dongfang 13-2 in high-temperature and high-pressure natural gas reservoir in Yinggehai.
24	May	Announced the discovery of Luda 21-2.
14	August	Announced the successful appraisal of Qinhuangdao 29-2/29-2 East.
20	August	Announced two new exploration discoveries of Luda 6-2 and Lufeng 15-1.

DEVELOPMENT AND PRODUCTION

3	August	Announced the successful production commencement of Yacheng 13-4 gas field.
18	October	Announced the successful production commencement of Weizhou 11-2 and Weizhou 6-9/6-10 oilfields.
28	December	Announced the successful production commencement of Panyu 4-2/5-1 adjustment project and Liuhua 4-1 oilfield.

OVERSEAS DEVELOPMENT

21	February	Announced the completion of the acquisition of 1/3 interests from each of the exploration areas 1, 2 and 3A in Uganda from Tullow Oil plc (“Tullow”).
23	July
Announced that the Company entered into a definitive agreement with Nexen Inc. (“Nexen”) in Canada. Total consideration of approximately US$15.1 billion will be paid for Nexen’s common and preferred shares, and Nexen’s debt of approximately US$4.3 billion will remain outstanding.

8	December	Announced that the proposed acquisition of Nexen was approved by Canada’s Minister of Industry. This approval is one of the conditions precedent to the completion of the proposed acquisition.

OTHERS

January	Awarded the “Best Managed Asian Company in the Oil/Gas Sector” for the third year in a row by Euromoney.
April	Production sharing contract signed by its parent company, China National Offshore Oil Corporation (“CNOOC”), with Eni China B.V. (Eni) for the deepwater Block 30/27 in South China Sea.
April	Announced the issuance of guaranteed notes in an aggregate principal amount of US$2 billion with maturity terms of 10 and 30 years.
June	Awarded “Corporate Governance Asia Recognition Awards 2012” by Corporate Governance Asia.
July	Ranked No.62 in the Financial Times Global 500.
July	Ranked No.101 in the Fortune Global 500.
September	Awarded “Asia’s Best Company 2012” and “Asia’s Best Natural Resources Company 2012” by Finance Asia.
December	Awarded “Triple A Platinum Award” for 2012 by The Assets.

CEO’s Statement

Dear Shareholders,

2012 was the inaugural year that we implemented our “A New Leap Forward” strategy. Facing complex and adverse domestic and global economic environments of 2012, the Company adhered to the strategic roadmap of “A New Leap Forward” and made outstanding achievements in exploration and development and overseas expansion through dedicated efforts of the whole company, and also successfully reached our major production and operation targets, enlarging the resource base for our future development and further diversifying our asset portfolio.

On one hand, we continued to build up our sustainable development capability. The encouraging results from shallow water and deepwater exploration offshore China and overseas exploration bring a greater momentum to the future development of the Company.

During 2012, in order to enhance shallow water exploration offshore China, a number of thorough discussions were made to further clarify our line of thinking, i.e. to increase our investment and deploy innovative approaches in our efforts to search for large and medium size oil and gas fields. Through this line of thinking, the Company successfully discovered and appraised several large scale oil and gas structures including Penglai 9-1, building a solid foundation for our future reserves and production growth in offshore China. It further strengthened our confidence in the medium to long term sustainable development offshore China.

In order to realize a better resource replacement, we continued to promote and further strengthened the guidance for deepwater exploration and development. We made our debut in independent deepwater drilling in the South China Sea in 2012, marking the “first year” of our independent deepwater exploration endeavors. The efforts resulted in a new independent natural gas discovery, which signified a breakthrough in this regard.

In addition, we achieved satisfactory results in our overseas exploration endeavors with important discovery made under the HBR permit onshore Algeria.

On the other hand, we continued to take the prudent and down-to-earth attitude in the course of our overseas expansion and achieved successful results.

In July 2012, we announced the acquisition of Nexen Inc. (“Nexen”) in Canada. The transaction was completed with considerable success. Through the acquisition, an important platform has been established for our overseas development. The transaction would not only bring rich resources and diversified asset portfolio for the long term development of the Company, but also veteran management and staff of Nexen who had extensive working experience in major oil and gas producing areas around the world. We strongly believe that the acquisition of Nexen conforms to our development strategy and will bring long-term benefit for our shareholders. We are full of expectation to the future prospects of the newly established North and Central America operation platform.

Over years of overseas expansion, we have broadened our vision and strengthened our development platform with accumulated operational and managerial experiences. In the future, we will continue to enhance our capability in overseas operational management, resource integration and risk management, developing and nurturing our new home base overseas.

While ensuring the stable development of the Company, we continued to adhere to the high standards of our efforts in health, safety and environmental protection. During 2012, we maintained an excellent safety record and continued to strengthen our efforts in the protection of nature and the marine environment. Looking ahead, we will continue to promote harmonious growth between corporate and community and between human and the nature.

For more than a decade since the Company’s listing, we have been strictly following the laws and regulations of the host countries and listing places. We also followed the best practices of the international petroleum industry. Our transparency and governance standards were well recognized by the general public and investors. In corporate governance, we made outstanding achievements and won a lot of awards in 2012: the Company was awarded the “Best Managed Asian Company in the Oil/Gas sector” for the third consecutive year by Euromoney Magazine, and the “Asia’s Best Company 2012” and “Best Natural Resource Company” by Finance Asia Magazine.

In view of the Company’s financial position and to reward our shareholders, the Board of Directors has recommended a final dividend of HK$0.32 per share (tax inclusive).

If 2012 is the year where CNOOC Limited embarked on its “A New Leap Forward”, 2013 will be a year in which we quest and set sail afar for future development. As long as you are with us and continue to give us support and care, we will be able to create an even better future together.

WANG Yilin
Chairman

Hong Kong, 22 March 2013

Chairman’s Statement

Dear Shareholders,

In 2012, we made significant progresses in all aspects of our business under the guidance of our “A New Leap Forward” blueprint and maintained a good performance. It’s my pleasure to take this opportunity to review the achievements we made during the past year, as well as to share with you our thoughts and plans for 2013.

In 2012, we continued to lay solid foundation for future growth. We focused on exploration, development and production, maintained high standards on health, safety and environmental protection, and achieved all the targets set at the beginning of the year. We also made great progress in our overseas development with announced acquisition of Nexen Inc. (“Nexen”) in Canada. Expanding our horizon to the whole world, CNOOC Limited actively copes with the challenges faced by the global energy industry, commits to supplying energy for social development in a safe and sustainable way, and remaining a responsible international energy player. Through this acquisition and our continuous efforts, our vision is gradually turning into reality.

SOLIDIFYING THE FOUNDATION FOR FUTURE DEVELOPMENT

In 2012, the Company delivered satisfactory results once again. Major exploration breakthroughs were made in shallow water and deepwater offshore China as well as overseas. We overcame various unfavorable factors and met the annual net production target. Significant progress was made in overseas expansion and our financial position remained healthy.

First, exploration: with innovative approach and increased investment, we made historical breakthroughs. Medium to large size discoveries such as Dongfang 13-2 and Luda 21-2 were made in shallow water offshore China. Two large-size hydrocarbon-bearing structures, Penglai 9-1 and Qinhuangdao 29-2/29-2 East, were successfully appraised. In the deepwater area of South China Sea, a new discovery, Liuhua 29-2, was made, representing a significant step forward of the Company’s deepwater strategy. Overseas exploration saw important discovery in the HBR permit onshore Algeria, in which the Company holds 24.5% interests. In 2012, the Company’s reserve replacement ratio reached 188%.

The success of our exploration efforts laid a solid foundation for our company to implement our “A New Leap Forward” strategy and to realize sustainable development, motivating us to stride forward for a brighter future.

Second, development and production: the Company was confronted with many challenges to meet our 2012 production target. We have taken various measures to cope with the challenges, for example, through meticulous planning, five new projects commenced production on schedule; production enhancement measures such as infill drilling and development wells were implemented to stabilize the producing fields. Through tremendous hard work during the year, our net production reached 342.4 million BOE and accomplished the full year production target.

Meanwhile, we actively push forward the construction of new development projects under the guidance of “comprehensive adjustment” and “regional development”, which will contribute to the Company’s production growth targets for 2011 to 2015.

In addition, following a series of rectification measures, Penglai 19-3 oilfield has recovered to its normal state, with operating requirements satisfied. The oilfield was permitted to gradually resume production.

Third, overseas expansion: in July 2012, the Company announced the acquisition of Nexen, a Canadian energy company. With the approval of the shareholders of Nexen and respective regulatory bodies, the transaction was successfully closed in February 2013. The Company also completed the acquisition of partial working interests in each of Exploration Areas 1, 2 and 3A in Uganda. Other projects, including the Eagle Ford shale oil and gas project in the U.S., the Missan oilfields in Iraq and the Egina oilfield in Nigeria, also progressed smoothly.

Fourth, financial performance: for the year 2012, the Company realized a net profit of RMB63.69 billion; basic earnings per share amounted to RMB1.43. The Company’s financial position remained healthy, with stable credit ratings from the market.

ENHANCING OUR INTERNATIONAL PROFILE

With years of overseas expansion, the Company’s assets are now spread in various countries and regions over six continents. The proportions of our overseas reserves, production and assets have increased accordingly. Our overseas asset portfolio consists of both conventional and unconventional resources and our overseas operations extended to both exploration and production activities. The international profile of the Company has been enhanced significantly.

The acquisition of Nexen marked an important milestone on the Company’s road of internationalization. While we are excited about this unique opportunity to further enhance the level of our international profile, we are fully aware of the arduousness of “integration” following the transaction. Facing the challenges, instead of skimming, we will make a deep dive to manage long-term results; instead of sitting on previous success, we will keep a humble and open mind. We will work closely with the management of Nexen to ensure a smooth integration process and cultivate a new corporate culture that represents the core values of the two companies. We will continue to participate in the economic and social development of the host countries and local communities. At the same time, we will stick to the “win-win” philosophy and learn from the experienced industry peers so as to push forward the stable development of the Company in a new era.

PLANNING FOR 2013

In 2013, the Company will commit to enhancing the capability for sustainable development while ensuring health, safe and environmental-friendly operations.

First, optimize the operation resources allocation to ensure on schedule startup of new development projects and achieve the full year production target.

Second, continue to enhance our exploration and development efforts. In 2013, the Company will promote in full swing oil and gas exploration in shallow water, deepwater, overseas and unconventional field and will push ahead the project pipeline for 24 new projects under construction.

Third, strengthen overseas operations. While focusing on the integration with Nexen, we will continue to improve the operational efficiency of existing overseas assets, and enhance overseas business reliability and controllability.

Fourth, tighten cost control and further improve efficiency. The Company will continue its efforts to control costs, enhance profitability and create greater value for our shareholders.

Looking ahead into 2013, we will carefully cope with the uncertainties of the world economy and the unstable international geopolitical situation, dedicate our efforts to the transformation of the Company to a global energy company, supply more energy for the world, and make greater contributions to our shareholders, communities and the society.

Li Fanrong
Chief Executive Officer

Hong Kong, 22 March 2013

Business Overview

OVERVIEW

CNOOC Limited is an upstream company specializing in the exploration, development and production of oil and natural gas. It is the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, is also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2012, the Company had net proved reserves of 3.49 billion BOE (including approximately 0.29 billion BOE in its equity method investees). In 2012, the Company had a total net oil and gas production of 935,615 BOE per day (including 46,767 BOE per day in its equity method investees).

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or through cooperation with foreign partners by production sharing contracts (“PSCs”). As of the end of 2012, approximately 69.0% of the Company’s net proved reserves and approximately 78.0% of its net production were located in offshore China.

For independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2012, approximately 79.6% of the Company’s net proved reserves and approximately 75.3% of its production in offshore China were derived from independent projects.

For PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its administrative functions), including new PSCs that will be signed in the future. As of the end of 2012, the Company had 27 PSCs with 22 partners in force.

Overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom and various other countries. As of 31 December 2012, the Company’s overseas net proved reserves and net production accounted for approximately 31.0% and 22.0%, respectively, of the Company’s total net proved reserves and total net production.

EXPLORATION

Exploration is a top priority for the Company. In 2012, the Company increased its investment in and refreshed its strategic thinking about exploration, and achieved remarkable results in both shallow water and deepwater areas offshore China as well as overseas. The Company’s reserve replacement ratio amounted to 188% in 2012.

As of the end of 2012, the Company’s major exploration areas are shown in the table below:

	Areas	Major Exploration Areas Acreage (Net) (km²)
	Bohai	43,068
	Western South China Sea	73,388
Offshore China	Eastern South China Sea	55,424
	East China Sea	85,413
	Subtotal	257,292
	Asia	75,144
	Africa	32,467
Overseas	Oceania	28,111
	North America	15,408
	Subtotal	151,130
Total		408,421

The Company’s exploration investment and activities reached a record high in offshore China, approximately 16,100 km 2D seismic data and 26,700 km² 3D seismic data were acquired and 99 exploration wells were drilled. An aggregate of 12 new discoveries were made and 14 oil and gas structures were successfully appraised in offshore China, resulting in a success rate of 53%-68%.

In 2012, our achievements in exploration in offshore China mainly included:

1.
the successful appraisal of the large-scale oil and gas structure Penglai 9-1 due to our concentrated research and technological advancement, which has the potential to be developed into a large oilfield.

2.	the successful appraisal of the Qinhuangdao 29-2/29-2 East structure, which is expected to be built into another large-scale light oil field in Bohai.

3.	the discovery of the large-scale natural gas structure, Dongfang 13-2, marking another breakthrough in high-temperature and high-pressure natural gas exploration.

4.	the discovery of the medium scale oil and gas structure Luda 6-2.

In 2012, the Company made its first important move in independent exploration in deepwater areas. Three independent deepwater exploration wells were drilled and the natural gas discovery of Liuhua 29-2 was made in the deepwater areas of South China Sea.

Furthermore, the Company achieved record breakthroughs in overseas exploration with nine new discoveries and five successful appraisals of oil and gas structures. Among these achievements, important discoveries were made in HBR permit in Algeria, where the Company holds 24.5% interests. Four new discoveries were made in Indonesia.

These achievements indicated great potential and our unique advantages for exploration, in offshore China, as well as good prospects for the Company’s deepwater and overseas exploration.

The Company’s major exploratory activities in 2012 are shown in the table below:

	Exploration Wells	New Discoveries	Successful Appraisal Wells								Seismic Data
	Independent	PSC								2D (km)	3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China

Bohai	13	37	—	—	7	—	28	—	—	—	7,215	—

Eastern South China Sea	12	3	—	—	3	—	1	—	4,413	—	5,743	3,375

Western South China Sea	10	14	3	—	1	1	8	—	5,269	—	6,182	—

East China Sea	3	4	—	—	—	—	3	—	6,461	—	4,218	—

Subtotal	38	58	3	—	11	1	40	—	16,143	—	23,358	3,375

Overseas	—	—	22	18	—	9	—	11	—	1,791	—	1,538

Total	38	58	25	18	11	10	40	11	16,143	1,791	23,358	4,913

Engineering Construction, Development and Production
In 2012, more than 10 new projects were under construction. The Company carefully allocated operational resources and made good progress in engineering construction.

Four new projects, namely, Yacheng 13-4 gas field, Panyu 4-2/5-1 adjustment, Liuhua 4-1 oilfield and Weizhou 6-9/6-10 oilfield, commenced production in 2012 as scheduled. In 2013, the Company is going to see a new peak for construction work with its full capacity to be utilized for on-land construction and offshore installation. A total of 24 new projects will be constructed, among which 10 new oil and gas fields are expected to commence production in 2013, including Liwan 3-1, the first large-scale deepwater gas field in China, as well as Suizhong 36-1 Phase II adjustment project. Other projects are expected to commence production in the coming years and will provide additional momentum for the Company’s growth in mid-to-long term and its production growth target for 2011-2015.

The Company overcame a lot of challenges in oil and gas development and production in 2012. Adverse factors included the decrease in the number of new projects, the shutdown of production of Penglai 19-3 oilfield, frequent typhoons that affected production operation, as well as delays of some overseas projects, all of which created significant pressure for the Company’s production. Despite this grim situation, the Company still managed to accomplish its annual production target mainly through focusing on the following areas:

First, maintaining productivity of existing oilfields. This mainly includes: strengthening the dynamic management of water injection, maintaining reasonable reservoir pressure and low decline rate in mature oilfields; refining daily operation especially oil well management to enhance production efficiency as well as optimising water production scheme in order to achieve stable oil production.

Second, bringing on stream new oil and gas fields for production contribution. With careful arrangements, new oilfields including Panyu 4-2/5-1 adjustment projects, Liuhua 4-1 oilfield and Yacheng 13-4 gas field came on stream during the year, making a significant contribution to production for the year.

Third, through optimising construction process and procedures and the selection of favourable time windows, suspension time of significant projects due to maintenance was shortened and loss in production was reduced accordingly.

Fourth, the Company proactively communicated and cooperated with operators, to facilitate the production performance of overseas project including the U.S. Eagle Ford project.

Through efforts of all staff of the Company, its net production for oil and gas reached 342.4 million BOE, representing an increase of 3.2% year over year and achieving a stable production growth.

In 2012, the Company also adhered to its strategies on comprehensive adjustments and regional development to accelerate the development of oil and gas fields. Panyu 4-2/5-1 adjustment projects were brought on stream as scheduled. The construction of Suizhong 36-1 Phase II adjustment and Qikou 18-1 adjustment projects were proceeding smoothly, both of which are expected to commence production in 2013. For regional development, the Company conducted research on a few oil and gas fields in East China Sea, and organised the regional development for the gas fields near Dongfang 13-2 and Bozhong 28/34 oilfields. These initiatives enhanced the economic return and reduced development barriers for oil and gas fields.

In addition, following a series of rectification measures, Penglai19-3 oilfield has recovered to normal state, with operating conditions. The revised Overall Development Plan as well as the recomposed Environmental Impact Assessment prepared by Conocophillips China Inc. (“COPC”), the operator of Penglai 19-3 oilfield have been approved, and COPC is permitted to gradually resume the production of Penglai 19-3 oilfield.

Our task in 2013 would be to focus on accomplishing our annual production target with emphasis on the following areas:

First, to carefully allocate and coordinate resources for operation with a view to maintain and enhance production of existing oilfields, providing a solid base for accomplishment of the annual production target. The Company will also strengthen daily operation management and innovate technology in order to achieve this target.

Second, to facilitate timely commencement of production of new oil and gas fields. 10 new projects will come on stream in 2013, including the large-scale deepwater gas field Liwan 3-1, Weizhou 6-12, Suizhong 36-1 Phase II adjustment project and Qikou 18-1 adjustment project. The commencement of these projects will provide significant support for our production growth in the coming years.

Third, to focus on technology research and development to improve recovery factor of producing oilfields through the application of heavy oil thermal production technology and particular development technology on oilfields with low permeability.

Fourth, to strengthen the management of overseas projects and actively coordinate with local partners to ensure the safe and stable production of each project.

Through the above mentioned emphas, the Company will strive to achieve its production growth target for 2011-2015 and lay a solid foundation for long-term growth.

Overseas Development
In recent years, the Company has greatly extended its global presence and raised its international profile to a new level. From a geographic perspective, the Company’s operations are located in Asia, Africa, Oceania, North America, South America and Europe. For resource types, it has expanded from conventional oil and gas resources to unconventional resources such as shale oil and gas and oil sands. Overseas reserves, production and oil and gas sales revenue accounted for 31.0%, 22.0% and 14.7%, respectively, of the Company’s total, thereby becoming an integral part of the Company’s assets. With the combination of conventional and unconventional resources, as well as exploration and production assets, our global operational capability has been significantly enhanced.

In 2012, the overseas development of the Company made significant progress. In July 2012, the Company entered into a definitive agreement with Nexen. Total consideration for the acquisition of Nexen’s common and preferred shares was approximately US$15.1 billion, and Nexen’s debt of approximately US$4.3 billion remains outstanding. The acquisition of Nexen was completed in February 2013.

The acquisition of Nexen is important to both near-term and mid-to-long term growth of the Company:

First, reserve and production growth. Based on the reserve and production as at the end of 2012, Nexen will add approximately 20% net production and 24% proved reserves to the Company.

Second, diversified portfolio. We strategically entered into North Sea and Horn River Basin, and strengthened our existing position in Canadian oil sands, Gulf of Mexico and offshore Nigeria. Furthermore, more than 90% of Nexen’s reserves are located in OECD countries.

Third, new overseas platform. We will establish Calgary as the head office of North and Central American operations. Also, we plan to retain Nexen’s current management and employees, which will enhance the development of our overseas business.

In the future, the Company will focus on the integration of corporate culture, management system and technologies, etc, and strive to create a win-win situation.

At the beginning of 2012, the Company completed the acquisition of the partial working interests in each of Exploration Areas of 1, 2 and 3A in Uganda. Since the Lake Albert Basin is the key basin yet to be developed in East Africa, the project is expected to become one of Africa’s largest onshore oil and gas development projects in coming years.

Other overseas projects progressed in sound track. The production volume of Eagle Ford shale oil and gas project in the U.S. maintained steady growth; the Missan oilfields in Iraq officially entered its recovery period; and the development of the Egina oilfield in Nigeria was also in smooth progress.

Along with the growth of our overseas business, we will further study the trend and dynamics of the international energy sector and enhance our global vision. Meanwhile, we will strive to strengthen our overseas operational capability, including management, resource integration and risk control, in order to further raise the degree of internationalization of the Company. We will continue to optimize our overseas assets according to three major factors including resources, return and risk profile.

REGIONAL OVERVIEW

OFFSHORE CHINA

Bohai
Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2012, the reserve and daily production volume in Bohai were 1,165.9 million BOE and 432,285 BOE/day, respectively, representing approximately 33.4% and 46.2% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In recent years, the Company has made several commercial discoveries in this region each year. In 2012, the Company made seven successful discoveries in Bohai, namely Penglai 15-2, Qinhuangdao 27-3, Luda 21-2, Kenli 2-1, Luda 6-2, Bozhong 34-1 North and Caofeidian 21-3. In addition, the Company also successfully appraised seven oil and gas structures, namely Penglai 9-1, Qinhuangdao 29-2 East, Luda 6-2, Qinhuangdao 33-3, Penglai 15-2, Bozhong 34-1 North and Kenli 9-1. The Company’s major accomplishments in Bohai included:

First, the successful appraisal of Penglai 9-1 large oil and gas structure as a result of our concentrated research and technological advancement. Since its discovery in 2009, the Company intensified the geological research programs and combined a number of innovative testing techniques. Penglai 9-1 has the potential to be developed into a large oilfield.

Second, the Company successfully appraised another large-scale light oil field in Bohai, i.e. Qinhuangdao 29-2/29-2 East, through new researches and better understanding of reservoirs.

Third, the Company discovered Luda 6-2 mid-scale oil and gas structure through retuning its understanding of the underground reservoir and implementing advanced technology.

Benefiting from the new discoveries and successful appraisals, crude oil reserve replacement ratio reached 144% in Bohai, reflecting Bohai’s potential as the core production region for the Company.

For development and production, the Bohai region faced a number of challenges in 2012. There was no new start-up oilfield in Bohai and Penglai 19-3 oilfield did not resume full production for the whole year. To address these challenges, the Company strengthened its management of producing oil and gas fields, and actively implemented measures such as infill drilling and water injection. As a result, production in Caofeidian 11-6, Bozhong 34-1 and Suizhong 36-1 outperformed our expectation.

With regard to oilfields with high decline rate of post-commencement production, such as Qikou 18-2, we seek to understand the underground fractures through careful study of the 3D seismic data to locate our infill drilling wells. The production of those oilfields increased and maintained at a high level after new wells were put into production. The drilling technology and reservoirs studies had been applied to other adjustment programs in oilfields with medium-to-deep formation as well as with medium to low permeability, which contributed to the steady performance of mature oilfields in Bohai.

The Company, through its efforts, overcame various adverse factors and achieved a slight increase in net production in Bohai.

Western South China Sea
Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2012, the reserves and daily production volume in Western South China Sea reached 622.2 million BOE and 135,007 BOE/day, respectively, representing approximately 17.8% and 14.4%, respectively, of the Company’s total reserves and daily production.

In 2012, the Company had one independent new discovery, Dongfang 13-2, and one PSC new discovery, Weizhou 6-12 North, in Western South China Sea, and successfully appraised three oil and gas structures, including Dongfang 13-2, Weizhou 11-7 North and Weizhou 11-4 North.

For the Yinggehai Basin, the Company continued to achieve exploration results of natural gas under the high temperature and high pressure environment. In addition to the successful appraisal of Dongfang 13-1 medium formation, which was discovered in 2011, the Company again discovered Dongfang 13-2 large-scale gas field, further enhancing the exploration performance in this field.

As for development and production, the Company continued to implement streamlined management, and optimize the production process for all oil and gas fields. Meanwhile, the Company minimized the impact of typhoons and maintenance downtime on its production activities through thorough planning.

Eastern South China Sea
Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operating area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2012, the reserves and daily production volume in Eastern South China Sea reached 550.0 million BOE and 155,070 BOE/day, respectively, representing approximately 15.8% and 16.6%, respectively, of the Company’s total reserves and production.

The Company made breakthroughs in deepwater exploration and continued to achieve new discoveries from rolling exploratory activities in Eastern South China Sea in 2012. The Company achieved three independent discoveries, namely, Liuhua 29-2, Enping 18-1 and Lufeng 15-1, in 2012. In addition, the Company successfully appraised one oil and gas structure, Panyu 35-1. The discovery of Liuhua 29-2 deepwater gas field marked an important step of the Company’s independent deepwater exploration endeavours.

In 2012, the Company overcame unfavorable factors such as typhoons and equipment modification for oil and gas fields. Net oil and gas production derived from Eastern South China Sea rose steadily, mainly attributable to the active implementation of infill drilling in mature oilfields. The full deployment of enhanced recovery measures also helped to increase production. For example, the infill drilling has significantly increased the production of Xijiang 24-3 oilfield. Also, the increased infill drilling activities of Xijiang 30-2 oilfield and Lufeng 13-1 oilfield contributed to production growth.

The Company actively coordinated with its partner to promote the development and construction of the first large-scale deepwater natural gas project, Liwan 3-1, in offshore China. Currently, the project has been making steady progress and is expected to commence production at the end of 2013.

East China Sea
East China Sea is the least explored area among the Company’s four principal producing regions in offshore China. The typical water depth of the Company’s operation area in this region is approximately 90 meters. As of the end of 2012, approximately 2.1% of the Company’s reserves and 0.8% of the Company’s production were derived from East China Sea.

In 2012, the Company continued to focus on exploration surrounding the existing production facilities and oil and gas fields and strengthen the exploration and development of oil and gas reservoirs with low permeability, which achieved positive results and laid a strong foundation for future growth in production.

In addition, the Company has actively promoted regional development of gas fields in East China Sea, consolidated design work, reviewed and negotiated gas prices with downstream users, and ensured the progress of projects as scheduled.

In 2012, as a result of increased gas delivery volume to downstream users, the Company’s production volume in East China Sea increased significantly.

OVERSEAS

Asia
Asia was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets in Asia mainly in Indonesia and Iraq. As of the end of 2012, the reserves and daily production volume derived from Asia (excluding China) reached 207.5 million BOE and 43,752 BOE/day, respectively, representing approximately 5.9% and 4.7%, respectively, of the Company’s total reserves and daily production.

Indonesia
In Indonesia, the Company maintains ownership interests in primarily the following contracts: the SES PSC, the Malacca Strait PSC and the Poleng Technical Assistance Contract. Among these, the Company is the operator of the SES block and owns approximately 65.54% of its interests. All these contracts are currently at the production stage.

The Company also owns approximately 13.90% interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprised three blocks, namely Berau, Muturi and Wiriagar, this project commenced production in 2009.

In addition, the Company owns interests in the following PSCs: the South East Palung Aru PSC, the Batanghari PSC and the Madura Strait PSC.

In Indonesia, the Company made four new discoveries in 2012, all located in established regions. The production facilities of our existing oil and gas fields could be leveraged for economic development of these new discoveries.

In 2012, given that the oil and gas fields in the SES areas are matured fields with high water concentration and decline rate, the Company adopted measures to stabilize and increase production and to control decline rate.

Iraq
In 2010, the Company entered into a technical service contract for the development and production of the Missan oilfields in Iraq, pursuant to which the Company acts as the lead contractor and holds 63.75% participating interest.

Through the Company’s efforts, the project reached its required production level in 2012,and entered the cost recovery period, starting to make contribution to the Company’s production growth.

As the Missan Project is a technical service contract, its cost of operation is relatively high and consequently raised the cost for the Company. Nevertheless, major oil and gas companies in the world have all entered into the exploration and development industry in the Middle East through technical service contracts, demonstrating an industry consensus on the future growth of the area.

Other Regions in Asia
The Company owns interests in several blocks in Myanmar, Papua New Guinea and Qatar. These blocks are still under exploration.

Oceania
Currently, the Company’s oil and gas resources in Oceania are all located in Australia. As of the end of 2012, the reserves and daily production volume derived from Oceania reached 96.8 million BOE and 24,628 BOE/day, respectively, representing approximately 2.8% and 2.6%, respectively, of the Company’s total reserves and daily production.

Australia
The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2012, the North West Shelf Project generated stable production and healthy returns.

Africa
The Company has a relatively large reserve base in Africa. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2012, the reserves and daily production volume derived from Africa reached 135.7 million BOE and 56,998 BOE/day, respectively, representing approximately 3.9% and 6.1%, respectively, of the Company’s total reserves and daily production.

Nigeria
The Company owns a 45% interest in the OML 130 block in Nigeria, which is a deepwater project and comprises four oilfields, namely, Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009. In 2012, the Akpo oilfield generated stable production.

In 2012, the Company continued to carry out preliminary development work with the operator of the other three oilfields, including the Egina oilfield. The Egina oilfield is expected to commence comprehensive construction in 2013.

Uganda
In 2011, the Company entered into a sales and purchase agreement with Tullow and TOTAL S.A. to acquire one-third of the interest in each of Exploration Areas (“EA”) 1, 2 and 3A in Uganda from Tullow. EA 1, 2 and 3A are located at the Lake Albert Basin in Uganda, which is one of the most promising basins with oil and gas resources in Africa.

In February 2012, the Company and Tullow completed the acquisition. The Company will operate the new Kanywataba exploration license in the former EA 3A, and the Kingfisher production license which was converted due to the discovery in the former EA 3A. Tullow and TOTAL S.A. will operate EA 2 and EA 1, respectively.

In 2013, the Company will actively facilitate the development of the Kingfisher oilfield.

Other Regions in Africa
Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo, Algeria and the Gabonese Republic. These blocks are currently under exploration.

North America
The Company holds interests in the oil and gas exploration areas in the U.S., Canada and Trinidad and Tobago in North America, as well as part of the shares of MEG Energy Corporation (“MEG”) in Canada. As of the end of 2012, the Company’s reserve and daily production volume derived from North America reached 353.7 million BOE and 36,183 BOE/day, respectively, representing approximately 10.1% and 3.9%, respectively, of the Company’s total reserves and production.

The U.S.
The Company has acquired a 33.3% interest in each of two shale projects in the U.S., namely the Eagle Ford project, which is located in South Texas with 600,000 net acres, and the Niobrara project, which is located in northeast Colorado and southeast Wyoming with 800,000 net acres. Chesapeake is the operator of these projects.

The Eagle Ford project commenced production in 2012 and saw a considerable increase in production volume. In addition, the Niobrara project has accelerated its contribution to the production of the Company.

The shale oil and gas resources has become one of the growth areas for the world’s oil and gas exploration and development. The Company expects that participation in this field could support its sustainable growth in the future.

In addition, the Company owns several exploration blocks in Alaska.

Canada
Canada is one of the countries with rich oil sands resources. As oil sands are expected to become one of the new growth areas of oil and gas exploration and development in the future, the Company believes that participation in oil sands development would enable us to achieve sustainable growth.

In 2005, the Company acquired part of shares of MEG in Canada. In August 2010, MEG’s shares started trading on the Toronto Stock Exchange in Canada, resulting in considerable appreciation of the value of the Company’s shares in MEG. As of the end of 2012, the Company owns 12.39% of the shares of MEG.

In 2011, the Company completed the acquisition of OPTI Canada Inc. (“OPTI”), an oil sands producer in Canada. The major assets of OPTI includes a 35% working interest in Long Lake and interests in three other oil sands projects located in the Athabasca region of northeastern Alberta.

In addition, the Company owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon area in Canada.

Trindad and Tobago
In 2009, the Company acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block commenced production of crude oil in 2005. With natural gas field start up in 2011, the production volume in this region increased significantly.

South America
The Company mainly holds a 50% interest in Bridas Corporation (“Bridas”). The Company’s interest in this project is accounted by the equity method. As of the end of 2012, the Company’s reserves and daily production volume derived from South America reached 287.6 million BOE and 44,634 BOE/day, respectively, representing approximately 8.2% and 4.8%, respectively, of the Company’s total reserves and production.

Argentina
In March 2010, the Company announced to form a 50%-50% joint venture with Bridas Energy Holding Ltd. (“BEH”) in Bridas Corporation for a consideration of approximately US$3.1 billion in cash. The transaction was already completed. Each of the Company and BEH holds a 50% interest in Bridas and makes management decisions jointly. Bridas holds a 40% interest in Pan American Energy in Argentina (“PAE”).

Through its affiliates (including the interest in PAE), Bridas has oil and gas exploration and production activities in Argentina. Following the acquisition, the Company designated senior management staff to participate in the daily management of Bridas. In 2012, the production enhancement measures in Bridas’ major producing blocks worked well to maintain stable production.

Newly Added Assets After the Nexen Deal
The Company completed the acquisition of Nexen Inc. in Canada in February 2013 and further diversified its overseas portfolio. The Company will establish its North and Central America headquarter in Calgary of Canada to manage Nexen’s global operations and the Company’s existing assets in North and Central America.

In Canada, through this acquisition, we hold 100% of the interests in the Long Lake project and partial interests in several other projects. The Long Lake project is in the production oil stage. The Company also holds interests in Syncrude oil sands project, which has been producing for over 34 years. The Company has also entered into the Horn River and Liard Basins through this acquisition. Horn River Basin, with a total of 300,000 acres, is one of the regions in North America with the highest quality shale gas, and with great potential for development.

In the Gulf of Mexico in the U.S., the Company gets to own more than 200 exploration blocks with more than 100 exploration targets, containing considerable exploration potential.

In the United Kingdom, the Company for the first time entered into the North Sea, and the acquired portfolio consists of producing, development and exploration assets, mainly including: 43.2% interest in Buzzard oilfield, which enables the Company to become the second largest producer in the North Sea, and 36.5% interests in Golden Eagle block.

In Nigeria, we get to own 20% interests in each of Usan and Usan West offshore oilfields as well as several other discoveries and exploration targets.

SALES AND MARKETING

Sales of Crude Oil
The Company sells its crude oil produced in offshore China to the PRC market through CNOOC China Limited, its wholly owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s crude oil sale prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in US dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively. The Company’s major customers in China are Sinopec, PetroChina and CNOOC.

In 2012, the sluggish growth in the global economy, in particular the economic downturn in developed countries, put a halt to the growth of demand for energy. On the other hand, the U.S. Cushing crude oil inventory has continued to increase due to the increases in proved reserves and production in the U.S. together with the glitches on transportation pipelines network, thus putting pressure on WTI oil price. Since Asia maintained a strong demand for crude oil, product oil and fuel oil, the realized price for mid to heavy benchmark crude oil in the Far East was rather high, approaching the price level of Brent crude oil.

Capturing the opportunities of strong demand for crude oil in China and the higher benchmark oil prices in the Far East, the Company has been closely monitoring market movements and striving to meet customer demand and realized relatively high oil price. In 2012, the Company’s average realized oil price was US$110.48/barrel, representing an increase of 0.7% year over year.

Sales of Natural Gas
The Company’s natural gas sale prices are determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located on the south-eastern coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

The LNG sourced by the Company from the North West Shelf Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Guangdong Dapeng and Fujian Putian, China.

In 2012, the Company’s average realized gas price was US$5.77/mcf, representing a 12.0% increase over the previous year, primarily due to: (i) the Company’s negotiation with major customers that increased the sales price following the Chinese government’s onshore natural gas price reform in the past few years; (ii) higher realized price of natural gas produced from new oil and gas fields; and (iii) higher sales price for certain production of Tangguh LNG in Indonesia in the spot market.

RESEARCH AND DEVELOPMENT

In 2012, the Company continued to focus on the R&D of offshore oil and gas exploration, development and engineering construction to secure stable growth in reserves and production. Certain research findings have applied to operations and have generated positive results. One of the exploration research findings was honored with the Second-Class National Technological Progress Award of China in 2012.

Major Scientific Project Development
With a view to strengthen key technologies and to proactively develop technologies for the Company’s sustainable development in the mid to long term, the Company has established a number of major projects in 2012, primarily including new areas and technologies for offshore oil exploration, efficient development and enhanced oil recovery of offshore oilfield, deepwater oilfield development projects, and exploration technology for oil and gas fields with low porosity and low permeability.

In addition, the Company has completed its research for all of the six major research projects, including the “deepwater high-precision seismic exploration technology”, which have obtained the approval and acceptance from China’s expert team.

Innovative Development of Key Technologies
To provide strong technical support for new discoveries of oil and gas reserves and to maintain oil and gas production, the Company has enhanced its efforts in the research and application of exploration and development technology in 2012. Our research breakthroughs, including technologies involving the exploration of oil and gas fields with low porosity and low permeability and the recovery of heavy oil in complex thermal fluid, have been utilized in the exploration and development of oil and gas fields, and generated satisfactory results.

In the meantime, the research findings of the “deepwater high-precision seismic exploration technology” has been applied in the exploration and development activities in South China Sea. This marks our success in research in relation to offshore high-precision seismic data acquisition and processing technologies.

INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

Since its establishment, the Company has treated internal control and risk management as a top priority. The Company clearly recognizes that it is the duty and obligation of its management to establish and maintain an internal control and risk management system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company established an Investment and Risk Management Committee (“IRMC”), which is responsible for investment decisions and risk management. All critical decisions should be approved by at least two-thirds of the members of the IRMC. The Company cannot invest in any projects that have been vetoed by the IRMC. Therefore, decision-making risks can be minimized by IRMC implementing the appropriate mechanisms.

In addition, the IRMC is responsible for setting the objective of risk management, assessing key risks in major investments, important events and key business procedures, reviewing and approving solutions to major risks, and submitting the risk management reports to the Board periodically.

The “Sarbanes-Oxley Act” promulgated in the U.S. in 2002 and the “Code on Corporate Governance Practices” issued by the Hong Kong Stock Exchange in 2004 (as amended from time to time and now known as the Corporate Governance Code) imposed stricter regulatory requirements on corporate governance and internal control. The Company’s management believes that such regulations not only represent regulatory requirements imposed by the market, but also motivate the Company to improve its management system and create value for its shareholders.

In terms of internal control, the Company introduced the internal control framework developed by COSO Committee (“Committee of Sponsoring Organizations of the Treadway Commission”) of the United States, which established an internal control system and mechanism over finance and accounting, business operation and corporate governance. Such internal control system has been continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure.

In respect of risk management, in 2007, the Company officially adopted the COSO-ERM framework to ensure that all key risk factors are closely monitored and to keep the risk impact to the minimum.

Listed in both Hong Kong and the U.S., the Company will continue to strictly comply with all regulatory requirements, strengthen its internal control and risk management system, and maintain a high standard of corporate governance to assure the Company of a more robust development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (“HSE”)

As an offshore exploration and production company, we face significant operational risks and always emphasize on HSE. The Company promotes the philosophy and culture of HSE among its employees. The Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations and to strengthen their ability of risk identification and risk management skills.

In 2012, as the Company was rapidly developing its deepwater and overseas businesses, the scope of management in health, safety and environmental protection also expanded accordingly, and the Company faced greater challenges. For this reason, the Company continued to improve the environmental protection management system, promote intrinsic safety management and strengthen inspection and training, ensuring overall stability in health, safety and environmental protection performance. In 2012, the Company met its objectives related to annual health, safety and environmental protection. In production activities, the health, safety and environmental protection system was effectively implemented. There was no accident causing critical casualties throughout the year, and neither was there any liability claims for losses of over RMB1 million.

At the same time, we strictly comply with the regulatory requirements imposed by the governmental authorities, and carry out risk identification and targeted prevention works. Our efforts have been recognized by the governmental authorities.

For health, safety and environmental protection information system protection, the Company utilized the environmental management information system to successfully track pollutants in 2012, and adopted categorized management in the risk identification system.

In 2012, the Company’s headquarter started to develop an emergency response system to track typhoons, and proactively provided warnings of 14 typhoons, which helped to respond to 12 typhoons that affected our operations. Such well-planned preparation contributed to eventual zero casualties.

In 2012, there was no accident causing critical casualties. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics were maintained at a good level, and the Company’s performance continued to improve.

						Number	Rate
				Number	Rate	of days	of Lost
		Number of	Rate of	of Lost	of Lost	aways &	Workdays &
	Gross	Recordable	Recordable	Workdays	Workdays	working	Restricted	Death
Scope	Man-hours	Cases	Cases	Cases	Cases	shift	Days	Cases

Company staff	24,110,697	13	0.11	4	0.03	13	0.11	0

Staff of the Company and
direct contractors	74,420,983	40	0.11	22	0.06	901	2.42	0

CORPORATE CITIZEN

Striving to be a good corporate citizen has always been a goal of CNOOC Limited and fulfilling social responsibility is an act that the Company would never be slow to assume. While constantly trying to raise its core competitiveness, achieve sustainable development and create value for its shareholders, the Company also cares about stakeholders and mutual needs in order to achieve harmonious growth of enterprises and society, as well as of human and nature.

Our social responsibilities are: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green energy development, and a motivating force for mutual progress with stakeholders and the society.

While continuing to be guided by such beliefs, the Company fulfilled its social responsibilities in 2012 in the following three key areas:

First, a driving force for sustainable energy supply
In 2012, the Company achieved significant progress in the areas of exploration, development and production, with stable growth in oil and gas reserves and production. In offshore China, 12 new discoveries were made and successful appraisals of oil and gas structures including Penglai 9-1 were achieved. In deepwater South China Sea, the Company made a new discovery of Liuhua 29-2, marking a significant step in the implementation of the Company’s deepwater strategy. Overseas, the Company made important progress in the Algeria HBR permit. In 2012, the Company achieved a reserve replacement ratio of 188%. In addition, the Company overcame a number of difficulties to ensure the timely commencement of production of new oil and gas fields and the steady performance of producing fields, and eventually accomplished its annual production target.

Meanwhile, the Company also made significant progress in overseas development through the acquisition of Nexen in Canada in February 2013, providing a resource base for its long term development and building a new platform for overseas development.

With increasing reserves and production volume, the Company has gradually broadened its energy supply to China and the world and become a driving force for sustainable energy supply. We regard this as the most important part of our social responsibility endeavors.

Second, a leading force for clean, healthy and green energy development
While continuing to develop on its conventional oil and gas business in 2012, the Company enhanced its effort in the development of unconventional natural gas resources. In China, the Company strengthened its management of unconventional resources such as shale gas as well as coal-bed methane. Overseas, we communicated with the partners and streamlined the projects management and achieved steady production increase. Looking ahead, we will continue to develop clean energy for the creation of a better environment.

In 2012, the Company strengthened its safety and environmental protection measures and effectively improved its HSE capability.

In addition, the Company continued to encourage energy conservation. For example, we adopted an electricity-for-gas replacement project in the Nanshan terminal, resulting in the effective conservation of unit energy consumption and carbon dioxide emissions.

Third, a motivating force for mutual progress with stakeholders and the society
In 2012, the Company participated in various charitable activities such as helping the low-income people, providing disaster reliefs and making donations to students in need. The Company also assisted in improving the learning environment of children in Anhui, Guizhou, Guangdong and other regions through financing the construction of schools, sponsoring stationery and books as well as monetary donations. In addition, the Company proactively helped to enhance infrastructures including village roads and irrigation system to accelerate the pace of poverty relief for the economically underdeveloped regions.

To protect the ocean environment, the Company strengthened the control and treatment measures on pollutants and continued to promote the upgrade of water treatment system and re-injection of production water. In addition, to perform its social responsibility, the Company also actively participated in the fishery stocking in Bohai.

The Company also actively participated in community building by encouraging a harmonious environment between enterprises and communities in order to achieve mutual benefits and growth. Like in previous years, our operating vessels were dispatched in a number of marine rescues in 2012. The Company deployed its vessels and helicopters to participate in the emergency response drill related to oil spill held by Beihai City, Guangxi Province, and was highly appraised by the local government.

Overseas, the Company has provided sponsorship of approximately RMB1.55 million to Uganda for the filming of a travel documentary for the promotion of the country’s tourism business. Moreover, through a donation of US$20,000 to the Cambodian Red Cross and a sponsorship to the 8th Canada-China Energy and Environment Forum, the Company strengthened its communication with the countries where it operates its business, realizing mutual benefits with those communities.

In 2012, the Company published its “Corporate Social Responsibility Report 2010-2011” to summarize its social responsibility performance during 2010 and 2011. The report can be downloaded at its website www.cnoocltd.com.

HUMAN RESOURCES

We always consider human resources as the treasure of the Company. Throughout the years, the Company has built a professional and highly efficient workforce which is capable of tackling the challenges. This is essential to the Company’s success. In order to meet the growing demand for human resources as a result of its rapid development, in 2012, the Company focused on the innovation of the management system, the enhancement of the management skills, the exploration of the compensation incentives scheme, and the development of a high-end international talent pool.

Incorporating innovation in enhancing human resources management
In 2012, the Company completed its organizational structure optimization to enhance human resources integration and administrative efficiency. In addition, the Company achieved operational entity management of CNOOC International Limited, which helped to create an platform for the Company’s overseas development and would better facilitate the Company’s international business.

As for our human resources policies, our priority is to satisty the demand for production and technical research talents and focus on allocating human resources to key projects. We accelerated the review and approval process of the staffing plan for base-level frontline, the production operation and technical research.

Consolidating management foundation through continued improvement
In 2012, the Company continued to promote the “five-good platforms” building and scientific, standardized and regulated offshore management, which achieved favorable results. In 2013, the Company will also proactively pursue the application of the “five-good platforms” building in overseas.

Establishing performance-linked compensation scheme to incentivize base-level staff
The Company entered into labor contracts with some offshore platform workers in 2012, which helped to strengthen their sense of belonging and responsibility and to revitalize team energy, all of which will improve the efficiency in offshore production activities.

In addition, the Company implemented the “Major Contribution Reward Scheme for Major Discoveries in Oil and Gas Exploration, Development and Production, Drilling and Completion, and Construction Engineering”. The scheme further motivated the general workforce to excel diligently.

Benchmarking world-class peers and cultivating top-notch professionals
In 2012, the Company further improved its team-building plan for technical talents and strengthened its efforts in building expert teams in order to nurture the dedication of technical research and development personnels. We cultivated more than 100 staff members with an international background, covering key professional areas including unconventional oil and gas exploration, development, drilling and completion, international fiscal regimes of oil industry, modern engineering project management, and operating and management.

In 2012, the Company conducted more than 6,000 trainings with over 75,000 participants (person-times).

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2012, the Company was awarded the “Corporate Governance Asia Recognition Awards — One of the Best Companies in China” for the fourth consecutive year by Corporate Governance Asia. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2012, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions set out in Appendix 14 to the Listing Rules (before and after the revision to the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules (now known as the “Corporate Governance Code and Corporate Governance Report” (the “CG Code”)) came into effect on 1 April 2012), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company has enhanced the disclosure of summary of the Company’s key corporate governance practices during 2012 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board
Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of ten members, including two Executive Directors, four Non-executive Directors and four Independent Non-executive Directors, as of 31 December 2012.

•
The list of Directors, their respective biographies, and their respective roles in the Board Committees and the management are set out on pages 43 to 47 and 143 respectively. The relevant information is also disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•
Board meeting are held at least four times a year at approximately quarterly intervals. Seven Board meetings were held in 2012. Members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•
The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

Attendance at full Board meetings in 2012:

	No. of Meetings attended
	(7 meetings in total)
	by Director by alternate

Executive Directors
Li Fanrong	7	0
Wu Guangqi	7	0

Non-executive Directors
Wang Yilin (Chairman)	7	0
Yang Hua (Vice Chairman)	7	0
Zhou Shouwei (Note 1)	4	3
Wu Zhenfang (Note 2)	6	1

Independent
Non-executive Directors
Chiu Sung Hong	7	0
Lawrence J. Lau (Note 3)	6	0
Tse Hau Yin, Aloysius (Note 4)	6	1
Wang Tao (Note 5)	6	1

Note 1:
Mr. Zhou Shouwei appointed Mr. Yang Hua as his alternate to attend the Board meeting via teleconference held on 4 May 2012 and to vote on his behalf. Mr. Zhou Shouwei appointed Mr. Wu Guangqi to attend the Board meetings via teleconference held on 22 July 2012 and 22 October 2012 respectively and to vote on his behalf.

Note 2:	Mr. Wu Zhengfang appointed Mr. Wu Guangqi as his alternate to attend the Board meeting via teleconference held on 22 October 2012 and to vote on his behalf.

Note 3:	Mr. Lawrence J. Lau did not attend the Board meeting via teleconference held on 22 July 2012 and after the meeting he expressed his support for the related resolutions.

Note 4:	Mr. Tse Hau Yin, Aloysius appointed Mr. Chiu Sung Hong as his alternate to attend the Board meeting via teleconference held on 4 May 2012 and to vote on his behalf.

Note 5:	Mr. Wang Tao appointed Mr. Zhou Shouwei as his alternate to attend the Board meeting held on 28 March 2012 and to vote on his behalf.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•
Dates of regular Board meetings are scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Board Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable notice by any Director.

•
Minutes of the meetings of the Board and Board Committees recorded in sufficient details the matters considered by the Board and Board Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Board Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time for their comments and records respectively.

•
The Committees of the Board may, upon reasonable request, seek independent professional advice in appropriate circumstances, at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them perform their duties to the Company.

•
If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who have no material interest in the transaction will be present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive
Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The roles of the Chairman and CEO of the Company are separate and are not performed by the same individual. Mr. Wang Yilin serves as the Chairman of the Board and Mr. Li Fanrong serves as the CEO of the Company.

•
The Chairman ensures that all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•
One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•
The Chairman encourages all Directors to make a full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors and Non-executive Directors without the presence of the Executive Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•
The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non-executive Directors.

•
The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Chairman and the CEO ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

A.3	Board composition
Principle: “The board should have a balance of skills and experience appropriate for the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
As of 31 December 2012, the Board consisted of ten members: two of them were Executive Directors, four of them were Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. An updated list of the Directors identifying their role and function has been published and maintained on the Company’s website and on the Hong Kong Stock Exchange’s website.

•
The Executive Directors of the Company are all individuals with immense experience in the Company’s respective fields of operation. Both of them are engineers who are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Both Mr. Wu Guangqi and Mr. Li Fanrong have around 30 years experience in petroleum exploration and operation.

•
The Non-executive Directors of the Company are all individuals with immense experiences in the parent company’s respective fields of operation. Most of them have over 30 years of experiences in petroleum exploration and operation.

•
The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company’s strategic decisions.

•
The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•
The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•
The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4 & A.5 Appointments, re-election and removal &
Nomination Committee
Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Company has established a Nomination Committee which consisted of two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Wang Tao) and a Non-executive Director (Mr. Wang Yilin) as of 31 December 2012. Mr. Wang Yilin, the Chairman of the Board, was appointed as the Chairman of the Nomination Committee in succession to Mr. Zhou Shouwei on 28 March 2012. A list of the present members of the Nomination Committee is set out under the section headed “Company Information” on page 143 of the annual report.

•
The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to nominate candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose that the shareholders vote by way of a separate resolution on any decision to retain such Independent Non-executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board considers such Director to still be independent and shall be re-elected.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•
Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code provision. Further explanation is set out under the section of “Compliance with the Corporate Governance Code” on page 40.

•
All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

—
Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

—	Assessed the independence of Independent Non-executive Directors;

—
Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

—	Reviewed and monitored the training and continuous professional development of directors and senior management and made recommendations to the Board in that regard; and

—	Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the Nomination Committee Charter and recommended the proposed changes to the Board.

•
During the year ended 31 December 2012, the Nomination Committee considered any change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

Attendance of individual members at Nomination Committee meetings in 2012

	No. of Meetings attended
	(1 meeting in total)
	by committee
Directors	member	by alternate

Wang Yilin (Chairman) (Note 1)	N/A	N/A
Zhou Shouwei (Note 2)	1	0
Lawrence J. Lau	1	0
Wang Tao	1	0

Note 1:	With effect from 28 March 2012, Mr. Wang Yilin was appointed as the Chairman of the Nomination Committee.

Note 2:	Mr. Zhou Shouwei has ceased serving as Chairman and a member of the Nomination Committee since 28 March 2012.

A.6	Responsibilities of Directors
Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•
All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment and appropriate briefing and training from the Company. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly. Directors participates in continuous professional development to develop and refresh their knowledge and skills, including but not limited to training arranged by the Company on the roles, functions and duties of a listed company’s director according to the requirements of the CG Code. During 2012, each of the Directors attended training organized by the Company on the CG Code newly adopted in 2012 as well as the new inside information regime under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and the corresponding amendments to the Listing Rules, and read the relevant training materials. Certain Directors attended trainings organized by external professional parties on Listing Rules and other regulatory updates as well as obligations of directors. In addition, they also read other materials which they thought appropriate and necessary for their fulfillment of their roles.

•
The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Board Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interest arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•
During 2012, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their skills and expertise with the Board or the relevant Committee. All of the Non-executive Directors and Independent Non-executive Directors of the Company make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors are responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•
Mr. Wang Yilin, Chairman of the Board, Mr. Yang Hua, Vice Chairman of the Board, together with all Independent Non-executive Directors attended the annual general meeting in 2012 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

Attendance at general meetings in 2012:

No. of Meetings attended
(3* meetings in total)

Executive Directors
Li Fanrong	2
Wu Guangqi	2

Non-executive Directors
Wang Yilin (Chairman)	3
Yang Hua (Vice Chairman)	3
Zhou Shouwei	0
Wu Zhenfang	0

Independent
Non-executive Directors
Chiu Sung Hong	3
Lawrence J. Lau	3
Tse Hau Yin, Aloysius	3
Wang Tao	3

*	Three general meetings have been held in 2012 including the annual general meeting held on 25 May 2012 and two extraordinary general meetings held on 21 August and 21 November 2012, respectively.

•
The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organizations and other significant commitments. Please refer to “Directors and Senior Management” on pages 43 to 47 for biographies of the Directors.

A.7	Supply of and access to information
Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•
The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Board Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Board Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt response to queries raised by the Directors. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.           REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure
Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•
The Remuneration Committee currently comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Wu Zhenfang) with Mr. Chiu Sung Hong as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority of determining and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in “Company Information” on page 143 of the annual report.

•
The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management is needed to run the Company successfully, but at the same time the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package comprises the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs, company goals and objectives;

—	Responsibilities of the Directors and their individual contribution; and

—	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2012, are set out on pages 88 to 90 of the annual report.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the board’s corporate goals and objectives. Other general staff, and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 10 to 11 to the financial statements on pages 88 to 91 for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—
Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors; and

—	Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the Remuneration Committee Charter and recommended the proposed changes to the Board.

Attendance of individual members at Remuneration Committee meetings in 2012

	No. of Meetings attended
	(2 meetings in total)
	by committee
Directors	member	by alternate

Chiu Sung Hong (Chairman)	2	0
Tse Hau Yin, Aloysius	2	0
Wu Zhenfang	2	0

C.           ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•
The Company has established a mechanism for reporting to the Board, by providing a monthly management report, to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•	Directors of the Company will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•
Directors of the Company will also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 56 to 61 for details.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•
In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•
The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•
The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 124 to 136).

•
The Company’s Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on page 62.

C.2	Internal controls
Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard shareholders’ investment and the issuer’s assets.”

•
The Directors regularly, and at least annually, receive reports from the management of the Company regarding the establishment, review and evaluation of the Company’s financial, operational and compliance control, internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan. The Company would review, among other things, adequacy of resources, staff’s qualifications and experience, training programmes and budget of our accounting and financial reporting functions.

•
The Company has established and maintains an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. An Investment and Risk Management Committee has been established and delegated to assess, analyze and identify key business risks of the Company and their impact. Based on the Company’s strategies, the Investment and Risk Management Committee is responsible for setting the objective of risk management and assessing key risks in major investments, important events and key business processes, and is also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

•
The Company has chosen the internal control framework issued by COSO in the United States of America, established an internal control system and mechanism over financial, operational and compliance controls and conducts an extensive and continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and integrity of all information reported. The Company will continue to improve such system to comply with the regulatory requirements and to enhance corporate governance of the Company.

•
The management has evaluated the design and operating effectiveness of the internal control regarding the financial report as of 31 December 2012, and has not discovered any material weakness through the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2012, internal control of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management, and made a reference to the “Basic Standard for Enterprise Internal Control” and its ancillary guidelines which were issued by PRC regulatory authorities, and ISO 31000:2009 “Risk Management – Principles and Guidelines”, so that sufficient attention and monitoring will be paid to all key business risks of the Company. The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee
Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 143 of the annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its internal control systems. The Audit Committee, together with senior management and the external auditors, reviews the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The Board also assesses the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors.

•
The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions resulting from financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendations to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant U.S. requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and recommended to the Board the appointment of external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary;

—
Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

—
Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Board Committees & Corporate Governance Functions section on page 38; and

—	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the Audit Committee Charter and recommended the proposed changes to the Board.

•
Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2012

	No. of Meetings attended
Independent	(5 meetings in total)
Non-executive	by committee
Directors	member	by alternate

Tse Hau Yin, Aloysius
(Chairman and Financial Expert)	5	0
Chiu Sung Hong	5	0
Lawrence J. Lau (Note 1)	4	1

Note 1:	Mr. Lawrence J. Lau appointed Mr. Tse Hau Yin, Aloysius as his alternate to attend the Audit Committee meeting held on 24 May 2012 and to vote on his behalf.

D.           DELEGATION BY THE BOARD

D.1	Management functions
Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf of the Company.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

•
The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•
Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non-executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments.

D.2 & D.3 Board Committees & Corporate
Governance Functions
Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•
The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) which deal clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and make recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•
The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

E.           COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication
Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•
The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•
The Chairmen of the Board and all Committees, or in his absence an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•
The Company’s management ensures the external auditor attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll
Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•
In 2012, all votes of shareholders at the general meetings of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll in the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	COMPANY SECRETARY
Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”
•
Mr. Zhong Hua and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. On 22 March 2012, Mr. Jiang Yongzhi resigned as Joint Company Secretary and Mr. Zhong Hua was appointed as Joint Company Secretary of the Company with effect from the same day. Their biographies are set out on page 47 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and section 113 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong). On the requisition of shareholders of the Company holding at the date of lodgement of the requisition not less than one twentieth of such of the paid-up share capital of the Company as at the date of lodgement carries the right of voting at general meetings, the Directors must proceed duly to convene an EGM.

The requisition must state the objectives (which must be capable of being effectively achieved) of the meeting, be signed by the shareholders who propose to convene the meeting, and be lodged at the registered office of the Company. The Directors must thereafter within 21 days from the lodgement of the requisition proceed duly to convene a meeting for a day not more than 28 days after the date on which the notice convening the meeting is given.

Whilst giving the above requisition, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a properly lodged requisition referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow Section 115A of the Companies Ordinance (Chapter 32 of the laws of Hong Kong) for including a resolution at an annual general meeting of the Company, by depositing at the registered office of the Company a signed written requisition, including written explanation of the reasons for the proposed resolution, together with a reasonable sum for the Company’s relevant expenses.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2012, the Company has complied with relevant code provisions set out in CG Code (before and after its revision came into effect on 1 April 2012), except for the deviation from the code provision A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

CG Code Provision A.4.1
Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to reelection.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT

During the year ended 31 December 2012, there was the following change in Directors and senior management.

On 22 March 2012, Mr. Jiang Yongzhi resigned as Joint Company Secretary and Mr. Zhong Hua, the Chief Financial Officer, was appointed as Joint Company Secretary of the Company with effect from the same day.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2012.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF
LISTED ISSUERS

The Company has adopted the above-mentioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2012, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company’s auditors (“Auditors”) for the financial year ended 31 December 2012. Services provided by the Auditors and fees charged by the Auditors for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB19.31 million (approximately US$3.06 million) for the financial year ended 31 December 2011 and RMB23.74 million (approximately US$3.78 million, with the exchange rates applicable for 31 December 2012 at 6.2855) for the financial year ended 31 December 2012.

Audit-related Fees
The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB0.68 million (approximately US$0.11 million) for the financial year ended 31 December 2011 and approximately RMB10.24 million (approximately US$1.63 million) for the financial year ended 31 December 2012.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB0.72 million (approximately US$0.11 million) for the financial year ended 31 December 2011 and RMB1.36 million (approximately US$0.22 million) for the financial year ended 31 December 2012.

All Other Fees
The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB1.25 million (approximately US$0.20 million) for the financial year ended 31 December 2011 and nil for the financial year ended 31 December 2012.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2011 and for the financial year ended 31 December 2012.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

Directors and Senior Management

Executive Directors
1	Li Fanrong
2	Wu Guangqi

Non-executive Directors
3	Wang Yilin (Chairman)
4	Yang Hua (Vice Chairman)
5	Zhou Shouwei
6	Wu Zhenfang

Independent Non-executive Directors
7	Chiu Sung Hong
8	Lawrence J. Lau
9	Tse Hau Yin, Aloysius
10	Wang Tao

EXECUTIVE DIRECTORS

Li Fanrong
Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for nearly 30 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of Joint Operating Group, Chief Representative of Joint Management Committee in Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he served as an Assistant President of CNOOC. Mr. Li has worked as President of CNOOC Energy Technology & Services Limited since February 2009, and has served as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010. Following the completion of the acquisition of Nexen, Inc., Mr. Li was appointed as its chairman of the board with effect from 26 February 2013.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Compliance Officer of the Company since 1 June 2005. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

NON-EXECUTIVE DIRECTORS

Wang Yilin
Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Yang Hua
Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005. He resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. He also served as Vice President of CNOOC from October 2000 to August 2011. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March 2009.

Wu Zhenfang
Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then served as Vice President of CNOOC from August 2004 to February 2013. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., Chairman of CNOOC and Shell Petrochemical Co. Ltd,all being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC Oil & Petrochemicals Co., Ltd. and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau
Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a Member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, Non-executive Vice-Chairman of CITIC Capital Holdings Limited, Hong Kong, a Non-executive Director of Semiconductor Manufacturing International Corporation, Shanghai, which is listed on the Hong Kong Stock Exchange and the New York Stock Exchange and a Non-executive Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council (Formerly World Petroleum Congress) and the foreign academician for Russian Academy of Natural Sciences. He also serves as adjunct professor and/or doctoral advisor in China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang served as the Honorary Chairman and an Executive Director of Sino Union Energy Investment Group Limited (Formerly Sino Union Petroleum & Chemical International Limited), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008.

OTHER MEMBERS OF SENIOR MANAGEMENT

Yuan Guangyu
Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 31 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of COSL. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

Zhu Weilin
Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Director and Director of the Research Department and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC Deepwater Development Limited, both being the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, responsible for the Company’s oil and gas exploration operations.

Zhao Liguo
Born in 1953, Mr. Zhao is the General Counsel of the Company. He is a professor-level senior economist. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective June 2008.

Chen Bi
Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen is a professor-level senior engineer. He is a professor-level senior engineer. He graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2000 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 31 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Chen Wei
Born in 1958, Mr. Chen is the Worker’s Director of CNOOC, a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has around 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC.

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In October 2005, Mr. Zhang was appointed as General Manager of CNOOC China Limited Shanghai Branch.

Zhong Hua
Born in 1960, Mr. Zhong is Chief Financial Officer, Joint Company Secretary and General Manager (Director) of Investor Relations Department (Office for the Board of Directors) of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of COONWC. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. On 22 March 2012, Mr. Zhong was appointed as Joint Company Secretary of the Company.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of the Company and the General Manager of CNOOC International Limited and is responsible for the Company’s International affairs. He is a professor-level senior engineer. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Manager and Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Depute General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as General Manager of CNOOC International Limited. In December 2011, Mr. Fang was appointed as Vice President and General Manager of International Cooperation Department of the Company and the head of the Foreign Affairs Bureau of CNOOC. In February 2013, Mr. Fang was appointed as Vice Chairman of Nexen Inc.

JOINT COMPANY SECRETARIES

Zhong Hua
Please refer to the biography of Mr. Zhong above for details.

Jiang Yongzhi
Born in 1973, Mr. Jiang was the Joint Company Secretary of the Company. He is a CFA Charterholder and qualified PRC lawyer. In 1995, Mr. Jiang graduated from China University of Political Science and Law with a bachelor of laws degree majoring in International Economic Law. In 1997, he completed his study in Mattei School (“La Scuola Superiore della’ Mattei”) in Milan, Italy with a Master degree in Energy and Environmental Management and Economics, majoring in Management of Energy Company. In 2003, he obtained his MBA degree from Kelley School of Business, Indiana University in United States of America, majoring in Finance and Accounting. From 1995 to 2001, Mr. Jiang worked in China National Petroleum Corporation and then in Petrochina Company Limited as a legal counsel for the international business. Mr. Jiang joined the Company in 2003. He firstly served as the Senior Supervisor of Mergers & Acquisitions in the Controllers Department, then as the Commercial Manager in CNOOC International Limited, a subsidiary of the Company, and as the Assistant Chief Financial Officer of the Company from 2007 to 2009. Mr. Jiang serves as the General Manager of the Investor Relations Department and Director of the Office for the Board of Directors of the Company since 14 December 2009. Mr. Jiang was appointed as the Joint Company Secretary of the Company with effect from 29 January 2010. Mr. Jiang resigned as a Joint Company Secretary of the Company on 22 March 2012.

Tsue Sik Yu, May
Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of

Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2012.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2012 and the operating results of the Group for the year then ended.

LOANS

Please refer to note 28 to the consolidated financial statements on pages 103 to 105 for details of the loans and borrowings of the Group as at 31 December 2012.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 16 to the consolidated financial statements on pages 95 to 96 for net movements in property, plant and equipment of the Group for the year ended 31 December 2012.

RESERVES

The distributable reserves of the Company as at 31 December 2012, as calculated under Section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB90,170 million.

Please refer to the consolidated statement of changes in equity on page 65 and note 31 to the consolidated financial statements on pages 109 to 110 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2012.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE

Particulars of the Company’s subsidiaries, associates and joint venture as at 31 December 2012 are set out in notes 18, 19 and 20 to the consolidated financial statements on pages 97 to 101.

DIVIDENDS

An interim dividend of HK$0.15 (tax inclusive) per share was declared on 21 August 2012, and paid to the shareholders of the Company on 10 October 2012.

The Board recommended a payment of a final dividend of HK$0.32 (tax inclusive) per share for the year ended 31 December 2012, payable on 3 July 2013 to all shareholders on the register of members of the Company on 7 June 2013 subject to shareholders’approval.

RETIREMENT BENEFITS

Please refer to note 33 to the consolidated financial statements on page 115 for details of the retirement benefits of the Group for the year ended 31 December 2012.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2012 represented approximately 17% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 47% of the total purchases of the Group for the year ended 31 December 2012.

Sales to the largest customer for the year ended 31 December 2012 represented approximately 18% of the Group’s total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 29% of the Group’s total revenue for the year ended 31 December 2012.

For the year ended 31 December 2012, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

Please refer to page 24 to 25 of the annual report for information concerning the donations by the Group during the year.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2012 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	either (a) on normal commercial terms, or (b) if there was no available comparison, on terms no less favourable to the Group than those available from independent third parties; and

3.	in accordance with the relevant agreements governing them and on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

The Company entered into a new comprehensive framework agreement on 1 November 2010 with CNOOC for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2011. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements the Company entered into on 8 November 2007. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2011 were approved by the independent shareholders of the Company on 24 November 2010. The annual caps of the “sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “provision of exploration and support services” categories for the years 2012 and 2013 were revised in 2012. The continuing connected transactions under the new comprehensive framework agreement and the relevant existing annual caps for the three years ending 31 December 2013 are set out below.

Categories of continuing
connected transactions	Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of	For the three years ending
	exploration and	31 December 2013,
	support services	RMB6,676 million,
RMB10,450 million and
RMB11,950 million,
respectively

(b)	Provision of oil	For the three years ending
	and gas field	31 December 2013,
	development and	RMB24,067 million,
	support services	RMB37,906 million and
RMB38,822 million,
respectively

(c)	Provision of oil	For the three years ending
	and gas field	31 December 2013,
	production and	RMB8,228 million,
	support services	RMB9,051 million and
RMB9,956 million,
respectively

(d)	Provision of	For the three years ending
	marketing,	31 December 2013,
	management and	RMB820.98 million,
	ancillary services	RMB856.52 million and
RMB905.09 million,
respectively

(e)	FPSO vessel leases	For the three years ending
31 December 2013,
RMB1,401 million,
RMB1,390 million and
RMB1,546 million,
respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management,	For the three years ending
technical, facilities and	31 December 2013,
ancillary services, including	RMB100 million,
the supply of materials to	RMB100 million and
CNOOC and/or its	RMB100 million,
associates	respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum	For the three years ending
	and natural gas	31 December 2013,
	products (other	RMB152,315 million,
	than long term sales	RMB195,469 million and
	of natural gas and	RMB296,722 million,
	liquefied natural gas)	respectively

(b)	Long term sales of	For the three years ending
	natural gas and	31 December 2013,
	liquefied natural gas	RMB8,034 million, RMB9,146 million and RMB21,155 million, respectively

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 20 August 2010, the Company entered into a renewal agreement with CNOOC Finance Corporation Limited (“CNOOC Finance”) to renew the financial services framework agreement entered into by the Company and CNOOC Finance dated 14 October 2008 for the provision of a range of financial services by CNOOC Finance to the Group. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The continuing connected transactions under the renewal agreement are exempted from independent shareholders’ approval requirements, but subject to the reporting, annual review and announcement requirements.

The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed RMB9.8 billion for the period from 1 January 2011 (being the effective date of the renewal agreement) to 30 May 2012, and RMB18.5 billion (as revised) for the period from 31 May 2012 to 31 December 2013.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2012:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB10,450 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB37,906 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB9,051 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB856.52 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB1,390 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB195,469 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB9,146 million.

(iv)
The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB 9.8 billion and 18.5 billion for the period from 1 January 2012 to 30 May 2012 and from 31 May 2012 to 31 December 2012, respectively.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the caps disclosed in previous announcements.

Please also refer to note 32 to the consolidated financial statements on pages 111 to 115 for a summary of the related party transactions which include the Group’s continuing connected transactions.

Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

On 3 August 2012, CNOOC China Limited (“CNOOC China”), a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on 21 August 2012. As at the date of the Cooperation Agreement, CNOOC China expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period).CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules.

Capital injection into CNOOC Finance

For the purpose of meeting external regulatory requirements as well as enhancing risk resilience and developmental strength, CNOOC China, China Offshore Oil & Gas Development & Utilization Company (“CNOOC Oil & Gas”), an enterprise incorporated in the PRC and a wholly-owned subsidiary of CNOOC, CNOOC, the controlling shareholder of the Company, and Offshore Oil Engineering Co., Ltd. (“COOEC”), a company limited by shares incorporated in PRC with its shares listed on the Shanghai Stock Exchange and CNOOC as its controlling shareholder, entered into a Capital Injection Agreement (the “Capital Injection Agreement”) with CNOOC Finance, which is a subsidiary of CNOOC and therefore a connected person of the Company by virtue of being an associate of CNOOC on 27 August 2012. Pursuant to the Capital Injection Agreement, CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC agreed to inject further capital into CNOOC Finance according to their respective holding of equity interests in CNOOC Finance as at the date of the Capital Injection Agreement (the “Capital Injection”). Under the Capital Injection Agreement, CNOOC China subscribed for CNOOC Finance’s increased registered capital according to its holding of equity interests therein, which was RMB822,084,806 at the date of the Capital Injection Agreement. Upon completion of the Capital Injection, the respective holding of equity interests of CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC in CNOOC Finance will remain unchanged, being approximately 31.80%, 62.90%, 3.53% and 1.77% respectively.

SHARE CAPITAL

Please refer to note 30 to the consolidated financial statements on page 106 for details of movements in the Company’s share capital for the year ended 31 December 2012.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;
2.	2001 Share Option Scheme;
3.	2002 Share Option Scheme; and
4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option scheme.

Please refer to the note 30 to the consolidated financial statements on pages 106 to 108 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2012.

During the year ended 31 December 2012, the movements in the options granted under all of the above share option schemes were as follows:

										Price of the	Weighted average
										Company’s	price of the
										shares	Company’s shares
		Number of share options							Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of share	grant date	exercise	date of
of grantee	2012	the year	the year	the year	the year	2012	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Executive Directors
Wu Guangqi	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,857,000	–	–	–	–	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,857,000	–	–	–	–	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Non-executive Directors
Yang Hua	1,150,000	–	–	–	–	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 206	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	2,835,000	–	–	–	–	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	2,000,000	–	–	–	–	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Zhou Shouwei	1,750,000	–	–	–	–	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,750,000	–	–	–	–	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	2,450,000	–	–	–	–	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	2,700,000	–	–	–	–	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	2,835,000	–	–	–	–	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	2,835,000	–	–	–	–	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,800,000	–	–	–	–	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,800,000	–	–	–	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

										Price of the	Weighted average
										Company’s	price of the
										shares	Company’s shares
		Number of share options							Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of share	grant date	exercise	date of
of grantee	2012	the year	the year	the year	the year	2012	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Wu Zhenfang	800,000	–	–	–	–	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,800,000	–	–	–	–	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,800,000	–	–	–	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Independent Non-executive Directors
Chiu Sung Hong	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–

Other Employees
in aggregate	10,649,966	–	–	–	–	10,649,966	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	17,649,934	–	–	–	–	17,649,934	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	27,230,000	–	–	–	–	27,230,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	40,370,000	–	–	(500,000)	–	39,870,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	47,848,000	–	–	(1,050,000)	–	46,798,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	59,283,000	–	–	(1,488,000)	–	57,795,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	73,776,000	–	–	(2,100,000)	–	71,676,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	90,163,000	–	–	(4,668,000)	–	85,495,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Total	420,960,900	–	–	(9,806,000)	–	411,154,900

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

PURCHASE, SALE OR REDEMPTION OF SHARES

On 10 January 2012, the Company cancelled 12,875,000 of the 22,894,000 shares repurchased in 2011. During the year ended 31 December 2012, there was no purchase, sale or redemption of the Company’s listed securities by the Company or any of its subsidiaries.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2012, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

			Percentage
		Ordinary	of Total
		Shares Held	Issued Shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.45%

(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.45%

(iii)	CNOOC	28,772,727,273	64.45%

Note:
CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2012, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 42 to 47 for information concerning the Directors and senior management of the Company.

DIRECTORS’ INTERESTS

Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, as at 31 December 2012, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code. All the interests held by the Company’s Directors and chief executive represent long positions.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2012 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 10 and 11 to the consolidated financial statements on pages 88 to 91 for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated in the Unites States District Court for the Southern District of New York (the “Complaint”). The Complaint is lodged against the Company and certain of its officers, which alleges that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims. On 21 December 2012, the Company filed a motion to dismiss the Complaint in the same court.

Except for the Complaint disclosed above, as at 31 December 2012, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions of the CG Code (before and after its revision came into effect on 1 April 2012) as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2012.

Please refer to the Corporate Governance Report on pages 27 to 41 for details.

AUDITORS

Ernst & Young was appointed as the independent auditors of the Company for the year ended 31 December 2012 and has audited the accompanying financial statements. Reference is made to the announcement of the Company dated 22 March 2013. In light of the requirements of the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China in respect of the term of office of the auditors, the Board has, with the recommendation of the Audit Committee of the Company, resolved to recommend the appointment of Deloitte Touche Tohmatsu as the new independent auditors of the Group following the retirement of Ernst & Young upon expiration of its current term of office with effect from the conclusion of the forthcoming annual general meeting (“AGM”). An ordinary resolution will be proposed at the AGM to appoint Deloitte Touche Tohmatsu as the new independent auditors of the Group with effect from the date on which the proposed resolution is adopted at the AGM until the conclusion of the next annual general meeting of the Company. Ernst & Young has confirmed in writing that there are no matters in connection with its retirement that need to be brought to the attention of the shareholders. The Board recognizes the change of independent auditors was for good corporate governance to ensure the independence of the auditors, and confirms there are no circumstances in respect of the proposed change of independent auditors of the Group that need to be brought to the attention of the shareholders.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

VOTING BY POLL

In 2012, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meetings of the Company. With effect from 1 January 2012, pursuant to the new Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board
Wang Yilin
Chairman

Hong Kong, 22 March 2013

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement, the CEO’s Statement and the Business Overview section, as well as the Group’s audited financial statements and the related notes.

STRATEGIES AND RISKS

Growth Strategy
As one of the largest independent oil and gas exploration and production companies, we mainly engage in exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth
As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks. In 2012, we achieved a reserve replacement ratio of 188%.

We increase production primarily through the development of proved undeveloped reserves. As of 31 December 2012, approximately 58.5% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these proved undeveloped reserves are developed faster than the depletion rate of our currently producing reserves.

Develop natural gas business
We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with partners possessing the relevant experience and expertise.

In 2013, the large-size gas field Liwan 3-1 in deepwater South China Sea will commence production. We expect that our natural gas production would continue to increase accordingly.

Maintain prudent financial policy
We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and to apply up-to-date offshore engineering, drilling and production technologies to our operations.

Currently, we have a strong financial position with a low gearing ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated asset and debts and to manage exposure to foreign exchange rate fluctuations.

RISK FACTORS

The exploration and production of the oil and gas industry involves a high degree of risks. Our market risk exposures primarily consist of fluctuations in oil and gas prices, changes in reserves, HSE, changes in fiscal regimes and regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices
Since the Company’s realized oil prices mainly benchmark to international oil prices, fluctuations in international oil prices would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts consist of price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Company’s profitability.

Changes in reserves
High-risk and capital-intensiveness are characteristics of the exploration and development of oil and gas. The Company’s exploration and development activities are exposed to various risks, including its inability to encounter any commercial discoveries.

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proven to be inaccurate, the Company might need to adjust its reserves.

HSE
The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damage and environmental pollution may have an impact on the Company’s operational and financial conditions.

Changes to fiscal regimes and regulatory rules and policies
The Company has oil and gas assets in the PRC and various countries in overseas. Any change in fiscal regimes of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, resource nationalization and exchange controls, may affect the Company’s operational and financial position.

Currency risk
The Company’s oil and gas sales are substantially denominated in Renminbi and US dollars. On 21 July 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to US dollars. From 1 January 2012 to 31 December 2012 (the last working day in 2012), Renminbi appreciated approximately 0.25% against US dollars. At the reporting date, 92.2% (2011: 86.0%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dollars and Hong Kong dollars.

Interest rate risk
As at the end of 2012, the interest rates of 48.6% of the Company’s debts were fixed. The weighted average term of the Company’s debt balance outstanding was approximately 7.11 years.

Please also refer to note 38 to the consolidated financial statements on pages 122 to 123 for other financial risks of the Company.

2012 OVERVIEW

In 2012, the European economies were still tramped in sovereign debt crisis and the developed economies faced numerous difficulties in economic growth. The global economic recovery was still slow. On the other hand, China maintained a steady and rapid economic growth. Affected by economic conditions and supply-demand relationship, international oil prices experienced fluctuations in 2012, but generally maintained at a high level.

During the year, faced by complex external conditions, the Company overcame various unfavorable factors, seized opportunity to lay a solid foundation for development, and achieved satisfactory results.

In 2012, the Company achieved its annual production target, with a net oil and gas production of 342.4 million BOE, representing a 3.2% increase year over year. The Company also made new breakthroughs in exploration in shallow water and deepwater offshore China and overseas, achieving a reserve replacement ratio of 188%.

In 2012, the Company made significant progress in its overseas development and successfully acquired Nexen. This transaction laid down resources base for the Company’s long-term development and built a new overseas platform for the Company.

The Company maintained a solid financial position in 2012. Its oil and gas sales were RMB194,774 million (US$30,860.1 million, with the exchange rates applicable for 2012 at 6.3115), representing an increase of 2.9% year over year. Net profit was RMB63,691 million (US$10,091.3 million), representing a decrease of 9.3% over last year.

For the year ended 31 December 2012, the Company’s basic and diluted earnings per share were RMB1.43 and RMB1.42, respectively. The Company’s board of directors recommended the payment of a final dividend of HK$0.32 per share (tax inclusive).

The 2013 outlook of the global political and economic situation remains complex and tough. The global economic recovery continued to be largely uncertain. On the other hand, China will continue to implement a proactive fiscal policy and prudent monetary policy, and by adhering to the overall goal of “pursuing growth cautiously” for economic and social development, China’s economy is expected to maintain steady growth.

Facing a complex and tough external conditions in 2013, the Company is committed to solidifying its foundation for development and carrying out various works in accordance with the Company’s blueprint of “A New Leap Forward”. The Company’s key tasks include:

First, to strive to achieve the annual production target.

Second, to continue to enhance exploration and development efforts.

Third, to strengthen overseas operations.

Fourth, to tighten cost control and further improve efficiency.

BUSINESS REVIEW

For details, please refer to “Business Overview” on page 13 of the annual report.

FINANCIAL RESULTS

Consolidated net profit
Our consolidated net profit decreased 9.3% to RMB63,691 million (US$10,091.3 million) in 2012 from RMB70,255 million in 2011. Benefitting from the stable growth in production, oil and gas sales increased continuously in 2012. However, due to the increased investments in exploration and the increased workload on maintenance, workover and well stimulation, the increased proportion of shale oil and gas and oil sands projects with relatively higher costs, as well as the full utilisation of investment tax credits applicable to Nigeria OML130 project in 2011, our net profit decreased compared with last year.

Revenues
Our oil and gas sales, realized prices and sales volume in 2012 are as follows:

	2012	2011	Change	Change (%)

Oil and gas sales (RMB million)	194,774	189,279	5,495	2.9%
Crude oil	181,825	176,703	5,122	2.9%
Natural gas	12,949	12,576	373	3.0%
Sales volume (million BOE)	322.6	314.0	8.6	2.7%
Crude oil (million barrels)	260.8	249.3	11.5	4.6%
Natural gas (bcf)	356	378	(22)	(5.8%)
Realized prices
Crude oil (US$/barrel)	110.48	109.75	0.73	0.7%
Natural gas (US$/mcf)	5.77	5.15	0.62	12.0%
Net production (million BOE)	342.4	331.8	10.6	3.2%
China	267.0	261.9	5.1	1.9%
Overseas	75.4	69.9	5.5	7.9%

The increase of our oil sales was primarily due to the significant increase of production in North American shale oil and gas projects and the production from the acquired oil sands project in Canada at the end of 2011.

The increase of our gas sales was primarily due to the commencement of production of Yacheng 13-4 in offshore China and the increase in realized overseas gas prices as a result of our increased gas sales in the spot market by capturing the opportunities from the increase of spot market gas prices in Southeast Asia.

In 2012, our oil and gas net production was 342.4 million BOE (including our interest in equity-accounted investees), of which offshore China and overseas operations contributed 267.0 million BOE and 75.4 million BOE, respectively. The overseas production accounted for 22.0% of our total net production in 2012, compared with 21.1% in 2011.

Operating expenses
Our operating expenses increased 17.4% to RMB21,445 million (US$3,397.8 million) in 2012 from RMB18,264 million in 2011. Operating expenses per BOE increased 13.3% to RMB65.9 (US$10.44) per BOE in 2012 from RMB58.2 (US$9.01) per BOE in 2011. Operating expenses per BOE offshore China increased 8.1% to RMB57.8 (US$9.16) per BOE in 2012 from RMB53.5 (US$8.28) per BOE in 2011, mainly attributable to the increased workload on maintenance, workover and well stimulation. Overseas operating expenses per BOE increased 25.4% to RMB102.5 (US$16.24) per BOE in 2012 from RMB81.7 (US$12.65) per BOE in 2011. These increases were primarily contributed by the increased production proportion from oil sands in Canada, which has higher operating cost than conventional projects, and the commencement of production of Iraq technical service contract.

Taxes other than income tax
Our taxes other than income tax increased 51.3% to RMB15,632 million (US$2,476.7 million) in 2012 from RMB10,332 million in 2011, primarily as a result of payment of resource tax for operations in offshore China since November 2011.

Exploration expenses
Our exploration expenses increased 73.3% to RMB9,043 million (US$1,432.8 million) in 2012 from RMB5,220 million in 2011, primarily as a result of our continuously enhancing exploratory activities in offshore China. In 2012, we acquired 16,100 km 2D seismic data and 26,700 km2 3D seismic data in offshore China, among which the collection of 3D seismic data represented an increase of 3,300 km2 from 2011. Our continuing efforts in exploration has led to a series of important reserves discoveries and upgrade. In addition, our investment in drilling also increased continuously. Our independent exploration activities consisted of 96 exploration wells, increased by 17.1% from 82 exploration wells. Dry hole expenses increased 101.4% to RMB3,999 million

(US$633.6 million) in 2012 from RMB1,986 million in 2011, including costs of some uncertain wells those were capitalized previously and written off according to appraisal result this year. In addition, due to the unfavorable exploration drilling results, some of the unproved properties of shale oil and gas project located in North America were written off in 2012, which also contributed to the increase of exploration expenses.

Depreciation, depletion and amortization
Our depreciation, depletion and amortization increased 7.8% to RMB32,903 million (US$5,213.2 million) in 2012 from RMB30,521 million in 2011. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 5.9% to RMB92.1 (US$14.59) per BOE in 2012 from RMB86.9 (US$13.45) per BOE in 2011. These increases were mainly attributable to the increased production proportion from shale oil and gas and oil sands projects overseas, which have higher depreciation per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 9.6% to RMB2,946 million (US$466.8 million) in 2012 from RMB3,258 million in 2011. Our average dismantling costs per BOE decreased 12.8% to RMB9.06 (US$1.43) per BOE in 2012 from RMB10.38 (US$1.61) per BOE in 2011. The main reason for these decreases was because, according to the latest estimated dismantlement scheme in 2012, the Company adjusted the dismantlement obligations of some oil and gas fields in offshore China.

Special Oil Gain Levy
Our Special Oil Gain Levy decreased 17.8% to RMB26,293 million (US$4,165.9 million) in 2012 from RMB31,982 million in 2011, primarily benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective from November 2011).

Selling and administrative expenses
Our selling and administrative expenses increased 18.3% to RMB3,377 million (US$535.1 million) in 2012 from RMB2,854 million in 2011. Our selling and administrative expenses per BOE increased 14.1% to RMB10.38 (US$1.64) per BOE in 2012 from RMB9.10 (US$1.41) per BOE in 2011. These increases were primarily due to the continuous increase in technical research expenses, which was in accordance with the Company’s strategy of leading future development through technology innovation in the Company’s blueprint of “A New Leap Forward”.

Finance costs/Interest income
Our finance costs decreased 6.1% to RMB1,603 million (US$254.0 million) in 2012 from RMB1,707 million in 2011, primarily due to the interest and fees paid by the Company upon the early redemption of the first lien notes of Canada oil sand project in 2011. Our interest income decreased 16.2% to RMB1,002 million (US$158.8 million) in 2012 from RMB1,196 million in 2011, mainly as a result of less interest earned from the narrowed scale of banking deposits in 2012 and the decreased effective interest rates to increase liquidity for preparation of the closing of the acquisition project of Nexen.

Exchange gains, net
Our net exchange gains decreased 43.6% to RMB359 million (US$56.9 million) in 2012 from RMB637 million in 2011, primarily as a result of the reduced exchange gain of Renminbi/US dollars and Renminbi/HK dollars, partially offset by the increased exchange gain of Canadian/US dollars during 2012.

Investment income
Our investment income increased 30.9% to RMB2,392 million (US$379.0 million) in 2012 from RMB1,828 million in 2011, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits/losses of associates/a joint venture
Due to changes in local preferential tax policy applicable to our joint venture, our share of losses of associates/a joint venture was RMB27 million (US$4.3 million) in 2012, while in 2011, we shared a profit of RMB567 million.

Income tax expense
Our income tax expense increased 18.7% to RMB26,481 million (US$4,195.7 million) in 2012 from RMB22,310 million in 2011, and the effective tax rate increased to 29.4% in 2012 from 24.1% in 2011. The increase in effective tax rate was mainly attributable to the full utilisation of investment tax credits applicable to Nigeria OML130 project in 2011.

Capital Resources and Liquidity

Overview
Our primary source of cash during 2012 was cash flows from operating activities. We used cash primarily to fund capital spending program and dividends.

		2012	2011		Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	92,574	14,667.5	116,171	(23,597)	(20.3%)
Used in investing activities	(63,797)	(10,108.1)	(99,036)	35,239	(35.6%)
Acquisition activities	(11,141)	(1,765.2)	(24,831)	13,690	(55.1%)
Capital expenditure	(54,331)	(8,608.3)	(36,823)	(17,508)	47.5%
Generated from/used in financing activities	2,584	409.4	(20,246)	22,830	(112.8%)

Cash generated from operating activities
In 2012, the decrease in cash inflow from operating activities was mainly attributable to the increase of tax payment and operating expense.

Cash used in investing activities
In 2012, cash outflow from investing activities mainly included the payments of (1) RMB7,863 million for the acquisition of Uganda assets; (2) RMB1,610 million for the acquisition by Bridas of downstream refinery; (3) RMB822 million for the increased investment in Finance; and (4) RMB708 million to fund Chesapeake’s share of drilling and completion costs pursuant to a commitment made at the acquisition of the Niobrara project.

In 2012, our capital expenditures (other than for the acquisitions mentioned above) increased 47.5% to RMB54,331 million (US$8,608.3 million), primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2012 primarily related to the development of the Eagle Ford Shale project, Liwan 3-1 and Suizhong 36-1 Phase II, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale and held-to-maturity financial assets of RMB151,292 million (US$23,970.8 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale and held-to-maturity financial assets in the amount of RMB140,359 million (US$22,238.6 million). Our time deposits with maturity of more than three months decreased by RMB7,586 million (US$1,201.9 million) in 2012.

Cash generated from financing activities
In 2012, the increase in net cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB21,459 million (US$3,400.0 million) and RMB12,571 million (US$1,991.8 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB15,635 million (US$2,477.2 million), the repayment of bank loans of RMB10,825 million (US$1,715.1 million) and guaranteed notes of RMB3,150 million (US$499.1 million).

At the end of 2012, our total outstanding debt was RMB57,886 million (US$9,171.5 million), compared to RMB37,995 million at the end of 2011. The increase in debt in 2012 was primarily attributable to the issuance of guaranteed notes of US$2 billion and the increase of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debt dividend by the sum of interest-bearing debt plus equity, was 15.7%, higher than that of 12.6% in 2011.

OTHERS

Employees
As of 31 December 2012, the Company has a total of 10,063 employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and to be exercised thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate salary structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to Note 39 to the Consolidated Financial Statements of this annual report.

CONTINGENT LIABILITIES

Please refer to Note 35 to the Consolidated Financial Statements of this annual report.

SIGNIFICANT ACQUISITION

Please refer to Note 4 to the Consolidated Financial Statements of this annual report.

Independent Auditors’ Report

To the shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 63 to 123, which comprise the consolidated and company statements of financial position as at 31 December 2012, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2012, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
22 March 2013

Consolidated Statement of Comprehensive Income
Year ended 31 December 2012
(All amounts expressed in millions of Renminbi, except per share data)

		Group
	Notes	2012	2011

REVENUE
Oil and gas sales	6	194,774	189,279
Marketing revenues		50,771	50,469
Other income		2,082	1,196

		247,627	240,944

EXPENSES
Operating expenses		(21,445)	(18,264)
Taxes other than income tax	12 (ii)	(15,632)	(10,332)
Exploration expenses		(9,043)	(5,220)
Depreciation, depletion and amortisation	8	(32,903)	(30,521)
Special oil gain levy	7	(26,293)	(31,982)
Impairment and provision		(31)	(22)
Crude oil and product purchases		(50,532)	(50,307)
Selling and administrative expenses		(3,377)	(2,854)
Others		(1,230)	(835)

		(160,486)	(150,337)

PROFIT FROM OPERATING ACTIVITIES		87,141	90,607
Interest income	8	1,002	1,196
Finance costs	9	(1,603)	(1,707)
Exchange gains, net	8	359	637
Investment income	8	2,392	1,828
Share of profits of associates		284	320
Share of (losses)/profits of a joint venture		(311)	247
Non-operating income/(expenses), net		908	(563)

PROFIT BEFORE TAX	8	90,172	92,565
Income tax expense	12(i)	(26,481)	(22,310)

PROFIT FOR THE YEAR ATTRIBUTABLE TO
OWNERS OF THE PARENT		63,691	70,255

OTHER COMPREHENSIVE (LOSS)/INCOME
Exchange differences on translation of foreign operations		(42)	(3,826)
Net loss on available-for-sale financial assets, net of tax	21	(1,128)	(800)
Share of other comprehensive income/(loss) of associates		21	(20)

OTHER COMPREHENSIVE LOSS FOR THE
YEAR, NET OF TAX		(1,149)	(4,646)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR
ATTRIBUTABLE TO OWNERS OF THE PARENT		62,542	65,609

EARNINGS PER SHARE ATTRIBUTABLE TO
ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	15	1.43	1.57
Diluted (RMB Yuan)	15	1.42	1.57

Details of the dividends proposed and paid for the year are disclosed in Note 14 to the consolidated financial statements.

Consolidated Statement of Financial Position
31 December 2012
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2012	2011

NON-CURRENT ASSETS
Property, plant and equipment	16	252,132	220,567
Intangible assets	17	973	1,033
Investments in associates	19	3,857	2,822
Investment in a joint venture	20	20,160	20,175
Available-for-sale financial assets	21,36	7,051	7,365
Deferred tax assets	12(i)	40	–
Other non-current assets	22	963	379

Total non-current assets		285,176	252,341

CURRENT ASSETS
Inventories and supplies	23	5,247	4,380
Trade receivables	24	23,624	20,662
Held-to-maturity financial assets		–	23,467
Available-for-sale financial assets	21,36	61,795	27,576
Other current assets		8,314	7,684
Time deposits with maturity over three months	25	16,890	24,476
Cash and cash equivalents	25	55,024	23,678

Total current assets		170,894	131,923

CURRENT LIABILITIES
Loans and borrowings	28	28,830	19,919
Trade and accrued payables	26	23,989	20,424
Other payables and accrued liabilities	27	17,435	22,217
Taxes payable		12,183	7,656

Total current liabilities		82,437	70,216

NET CURRENT ASSETS		88,457	61,707

TOTAL ASSETS LESS CURRENT LIABILITIES		373,633	314,048

NON-CURRENT LIABILITIES
Loans and borrowings	28	29,056	18,076
Provision for dismantlement	29	29,406	24,964
Deferred tax liabilities	12(i)	3,403	5,488
Other non-current liabilities		1,988	2,664

Total non-current liabilities		63,853	51,192

NET ASSETS		309,780	262,856

EQUITY
Equity attributable to owners of the parent
Issued capital	30	949	949
Reserves	31	308,831	261,907

TOTAL EQUITY		309,780	262,856

Li Fanrong               Wu Guangqi
Director                    Director

Consolidated Statement of Changes in Equity
Year ended 31 December 2012
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent

		Share premium			Statutory
		and capital		Cumulative	and non-				Proposed
	Issued	redemption		translation	distributable		Other	Retained	final
	capital	reserve		reserve	reserves		reserves	earnings	dividend		Total

At 1 January 2011	949	42,129		(13,361)	20,000		10,972	145,656	9,421		215,766
Total comprehensive income for the year	–	–		(3,826)	–		(820)	70,255	–		65,609
2010 final dividend	–	–		–	–		–	134	(9,421)		(9,287)
2011 interim dividend	–	–		–	–		–	(9,106)	–		(9,106)
Proposed 2011 final dividend	–	–		–	–		–	(10,142)	10,142		–
Share repurchases (note 30)	–	–		–	–		–	(256)	–		(256)
Equity-settled share option expenses (note 30)	–	–		–	–		143	–	–		143
Appropriation and utilisation of safety fund, net	–	–		–	–		(13)	–	–		(13)

At 31 December 2011	949	42,129	*	(17,187)*	20,000	*	10,282 *	196,541 *	10,142	*	262,856

At 1 January 2012	949	42,129		(17,187)	20,000		10,282	196,541	10,142		262,856
Total comprehensive income for the year	–	–		(42)	–		(1,107)	63,691	–		62,542
2011 final dividend	–	–		–	–		–	(49)	(10,142)		(10,191)
2012 interim dividend	–	–		–	–		–	(5,477)	–		(5,477)
Proposed 2012 final dividend	–	–		–	–		–	(11,563)	11,563		–
Equity-settled share option expenses (note 30)	–	–		–	–		50	–	–		50

At 31 December 2012	949	42,129	*	(17,229)*	20,000	*	9,225 *	243,143 *	11,563	*	309,780

*	These reserve accounts comprise the consolidated reserves of approximately RMB308,831 million (2011: RMB261,907 million) in the consolidated statement of financial position.

Consolidated Statement of Cash Flows
Year ended 31 December 2012
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	34	117,736	140,809
Income taxes paid		(25,162)	(24,638)

Net cash flows from operating activities		92,574	116,171

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(8,709)	(15,950)
Additions of property, plant and equipment		(54,145)	(36,422)
Additions of intangible assets		(142)	(121)
Purchase of leasing rights		(44)	(280)
Acquisition of subsidiaries		–	(7,933)
Acquisition of interest in an associate		–	(948)
Additions in associate/joint venture investment		(2,432)	–
Disposal of a subsidiary		–	1,340
Decrease/(increase) in time deposits with maturity over three months		7,586	(12,500)
Dividends received from associates/a joint venture		1,352	184
Interest received		1,591	1,013
Investment income received		1,956	1,288
Purchase of current available-for-sale and
held-to-maturity financial assets		(151,292)	(206,266)
Proceeds from sale of current available-for-sale and
held-to-maturity financial assets		140,359	177,467
Proceeds from disposal of property, plant and equipment		123	92

Net cash flows used in investing activities		(63,797)	(99,036)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		12,571	12,966
Repayment and redemption of guaranteed notes		(3,150)	(5,321)
Proceeds from bank loans		21,459	5,166
Repayment of bank loans		(10,825)	(10,259)
Dividends paid		(15,635)	(20,877)
Interest paid		(1,836)	(1,665)
Share repurchases		–	(256)

Net cash flows from/(used in) financing activities		2,584	(20,246)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		31,361	(3,111)
Cash and cash equivalents at beginning of year		23,678	27,287
Effect of foreign exchange rate changes, net		(15)	(498)

CASH AND CASH EQUIVALENTS AT END OF YEAR	25	55,024	23,678

Statement of Financial Position
31 December 2012
(All amounts expressed in millions of Renminbi)

		Company
	Notes	2012	2011

NON-CURRENT ASSETS
Property, plant and equipment	16	–	–
Investments in subsidiaries	18	58,718	58,707

Total non-current assets		58,718	58,707

CURRENT ASSETS
Other current assets		9	2
Due from subsidiaries	18	116,740	23,846
Available-for-sale financial assets	21	15	15
Cash and cash equivalents	25	34	876

Total current assets		116,798	24,739

CURRENT LIABILITIES
Other payables and accrued liabilities		27	565
Due to subsidiaries	18	54,484	16,519

Total current liabilities		54,511	17,084

NET CURRENT ASSETS		62,287	7,655

NET ASSETS		121,005	66,362

EQUITY
Equity attributable to owners of the parent
Issued capital	30	949	949
Reserves	31	120,056	65,413

TOTAL EQUITY		121,005	66,362

Li Fanrong	Wu Guangqi
Director	Director

Notes to Consolidated Financial Statements
31 December 2012
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION
CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE
These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES
The accounting policies adopted are consistent with those of the year ended 31 December 2011 (including the early adoption of the following accounting standards before their mandatory effective date of 1 January 2013: IFRS 10/HKFRS 10 – Consolidated Financial Statements; IFRS 11/HKFRS 11 – Joint Arrangements; IFRS 12/HKFRS 12 – Disclosures of Interests in Other Entities; IAS 27 (Revised)/HKAS 27 (Revised) – Separate Financial Statements; and IAS 28 (Revised)/HKAS 28 (Revised) – Investments in Associates and Joint Ventures), except for a number of amendments to IFRSs/HKFRSs effective as of 1 January 2012 primarily with a view to removing inconsistencies and clarifying wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, that have been issued but are not yet effective, in these financial statements:

IFRS 9/HKFRS 9	Financial Instruments3
IFRS 13/HKFRS 13	Fair Value Measurement2
IAS 1 Amendments/HKAS 1 Amendments	Presentation of Financial Statements – Presentation of Items of
Other Comprehensive Income1
IAS 19 (2011)/HKAS 19 (2011)	Employee Benefits2
IFRIC-Int 20/HK(IFRIC)-Int 20	Stripping Costs in the Production Phase of a Surface Mine2

1	Effective for annual periods beginning on or after 1 July 2012
2	Effective for annual periods beginning on or after 1 January 2013
3	Effective for annual periods beginning on or after 1 January 2015

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9/HKFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IFRS 39/HKAS 39.

In 2010, the IASB/HKICPA issued additions to IFRS 9/HKFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9/HKFRS 9 the current derecognition principles of financial instruments of IAS 39/HKAS 39. Most of the Additions were carried forward unchanged from IAS 39/HKAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39/HKAS 39 is aimed to be replaced by IFRS 9/HKFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39/HKAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9/HKFRS 9 from 1 January 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2012.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39/HKAS 39 is measured at fair value with changes in fair value either recognised in profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its impairment test of goodwill at each reporting date. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries
Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates
Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

The results of associates are included in the Company’s comprehensive income statement to the extent of dividends received and receivable. The Company’s investments in associates are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in an associate is classified as held for sale, it is accounted for in accordance with IFRS 5/HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Joint arrangements
Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint operations
Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain jointly-controlled entities.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue will be allocated among the co-owners.

Joint venture
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post acquisition results and reserves of joint ventures is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios is different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

The results of joint ventures are included in the Company’s comprehensive income statement to the extent of dividend received and receivable. The Company’s investments in joint ventures are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5/HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Related parties
A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties
For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others
Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years; and the useful lives of other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Intangible assets (other than goodwill)
Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortised on the straight-line basis over three to five years.

Major maintenance and repairs
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs
All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Investments and other financial assets

Initial recognition and measurement
Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and bank balances, trade and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

Subsequent measurement
The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in other income and gains or finance costs in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition” below.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss in accordance with the policies set out for “Revenue recognition” below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

Fair value
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 36.

Impairment of financial assets
The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

(a)	Assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Derecognition of financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

i)	the rights to receive cash flows from the asset have expired;

ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “Finance costs” in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts
A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies
Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General
A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in profit or loss.

(b)	Dismantlement liability
Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

The Group recognises a deferred tax asset and deferred tax liability regarding the temporary difference on the dismantlement liability and the dismantlement asset respectively.

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at 31 December 2012, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales
Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanisms. Revenue from the production of oil in which the Group has an interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues
Marketing revenues principally represent the sale of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in “Crude oil and product purchases”.

(c)	Other income
Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and income from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d)	Dividend income
Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income
Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of comprehensive income on a net basis.

Share-based payment transactions
Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 30.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended 31 December 2012 and 2011.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs
Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies
These financial statements are presented in Renminbi (“RMB”). Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated in line with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements:

(a)	Reserve base
Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas assets
The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs
Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	ACQUISITIONS AND OTHER VENTURES

2012

(i)
On 29 March 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International Limited, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operations Pty Ltd., wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in each of Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) at an initial cash consideration of US$1.467 billion. The acquisition of the Uganda Assets was completed on 21 February 2012. Together with the related price adjustment, the cash consideration mentioned above has been recorded as an acquisition cost of oil and gas properties.

(ii)
On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen Inc. entered into an arrangement agreement in relation to the Company’s acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen Inc. common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The aggregate consideration of the acquisition was approximately US$15.1 billion (approximately HK$117.2 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares and settlement of share options. The indebtedness of Nexen Inc. at the acquisition date remains outstanding. Details of the acquisition have been set out in the Company’s circular to the shareholders dated 20 December 2012. The acquisition of Nexen Inc. was subsequently completed on 26 February 2013 (Beijing time). On 19 February 2013, the Company (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) signed a short-term bank loan agreement with the maturity of one year of approximately US$6 billion, for the payment of the consideration related to the acquisition of Nexen Inc.

Due to the timing of the transaction, the Group is still assessing the allocation of fair values of the assets acquired and liabilities assumed. The Group has not yet been able to analyse all books and records of Nexen Inc., and therefore the initial accounting for the business combination is still incomplete. Accordingly, certain disclosures in relation to the business combination as at the date of the acquisition, such as fair values of assets acquired and liabilities assumed, goodwill recognised (if any) and acquisition-related costs, have not been presented.

2011

(i)
The Company and Bridas Energy Holdings Ltd. (“BEH”), through Bridas Corporation, a 50% owned joint venture, entered into a share purchase agreement with BP PLC (“BP”) on 28 November 2010, pursuant to which Bridas Corporation would acquire a 60% equity interest in Pan America Energy LLC (“PAE”) from BP for a consideration of approximately US$7.06 billion. On 5 November 2011, Bridas Corporation sent to BP a letter to terminate the above mentioned transaction to acquire a 60% equity interest in PAE from BP.

(ii)
On 29 January 2011, CNOOC International Limited (“CNOOC International”) through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation to purchase a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins in northeast Colorado and southeast Wyoming (the “Niobrara Project”) with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid. US$180 million was paid in 2011. The acquisition was closed on 11 February 2011.

(iii)
On 20 July 2011, the Company entered into an arrangement agreement, through its indirect wholly-owned subsidiary, CNOOC Luxembourg S.à r.l, to acquire OPTI Canada Inc. (“OPTI”), a public company listed on the Toronto Stock Exchange (“TSX”), with a total consideration of approximately US$2.1 billion, which included an aggregate cash consideration of US$1.25 billion paid to the OPTI shareholders (US$34 million or approximately RMB214 million) and the Second Lien Noteholders (US$1.216 billion or approximately RMB7.69 billion). In addition, due to a change in control of OPTI as a result of the transaction, OPTI must redeem all of its outstanding First Lien Notes in December 2011 at a price equal to 102% of the principal amount of the First Lien Notes plus accrued interest (totaling US$878 million) pursuant to the indentures thereof. The acquisition was completed on 28 November 2011. In connection with the acquisition, the OPTI shares have been delisted from the TSX. OPTI Canada Inc. subsequently changed its name to CNOOC Canada Inc. on 15 December 2011.

The fair values of the identifiable assets and liabilities of OPTI as at the date of acquisition are as follows:

Fair value recognised
on acquisition

Property, plant and equipment	14,600
Cash and cash equivalents	1,008
Trade receivables	326
Other current assets	105

Trade payables	(560)
Other current liabilities	(659)
Loans and borrowings	(14,262)
Other non-current liabilities	(344)

Goodwill on acquisition	–

Satisfied by cash	214

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	214
Purchase of Second Lien Notes	7,690
Cash and cash equivalents acquired	(1,008)

Net outflow of cash and cash equivalents in respect of the acquisition	6,896

Since the acquisition, CNOOC Canada Inc. contributed approximately RMB255 million to the Group’s turnover and approximately RMB15 million to the consolidated profit for 2011.

If the acquisition had taken place at the beginning of 2011, CNOOC Canada Inc. would have contributed approximately RMB2,418 million to the Group’s turnover and reduced the consolidated profit by approximately RMB268 million for the year ended 31 December 2011.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 24 May 2013, at 3:00 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2012.

2.	To declare a final dividend for the year ended 31 December 2012.

3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company;

Yang Hua
Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief

Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005. He resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,229,000 share options in the Company (among which 1,150,000 lapsed on 24 February 2013), Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang in 2012, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.
To re-elect Mr. Zhou Shouwei as a Non-executive Director of the Company;

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. He also served as Vice President of CNOOC from October 2000 to August 2011. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March 2009.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 17,920,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou in 2012, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$968,340 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Zhou was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.
To re-elect as an Independent Non-executive Director the following retiring Director who has already served the Company for more than 9 years as an Independent Non-executive Director;

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an Independent Non-executive Director of the Company for more than 9 years. For the reasons set out on the Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares, Re-election of Directors and Change of Independent Auditors, the Board of the Company considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-lection of Mr. Chiu is in the best interest of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 1,150,000 share options in the Company, Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,060,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.

7.
To appoint Deloitte Touche Tohmatsu as the new independent auditors of the Company and its subsidiaries following the retirement of Ernest & Young, with effect from the date on which this proposed resolution is adopted at the AGM until the conclusion of the next annual general meeting of the Company and authorize the Board of Directors to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognized Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 8 April 2013

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 20 May 2013 (Monday) to 24 May 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2013 (Thursday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 3 June 2013 (Monday) to 7 June 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2013 (Friday).

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
RE-ELECTION OF DIRECTORS
AND
CHANGE OF INDEPENDENT AUDITORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 24 May 2013 at 3:00 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 137 to 141 of the annual report of the Company for the year ended 31 December 2012 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding such meeting.  Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment if they so wish.

8 April 2013

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Executive Directors
Li Fanrong
Wu Guangqi

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
8 April 2013

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
RE-ELECTION OF DIRECTORS
AND
CHANGE OF INDEPENDENT AUDITORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A7 and B1-B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase of Shares (as defined hereinafter), re-election of retiring directors and change of independent auditors at the annual general meeting of the Company to be held at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on

LETTER FROM THE BOARD

24 May 2013 at 3:00 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the issued share capital of the Company.

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 25 May 2012, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to repurchase Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 25 May 2012; (ii) to issue, allot and deal with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at 25 May 2012; and (iii) extend the general mandate granted to the directors to issue, allot and deal with such number of Shares the aggregate nominal amount in the capital of the Company of which not exceeding the aggregate number of Shares repurchased, which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at 25 May 2012 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 28 March 2013, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,646,305,984 Shares were in issue and fully paid.  Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,929,261,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

LETTER FROM THE BOARD

RE-ELECTION OF DIRECTORS

Pursuant to Article 97 of the Articles of Association of the Company (the “Articles”), Messrs. Yang Hua, Zhou Shouwei and Chiu Sung Hong will retire from office at the Annual General Meeting and, being eligible for re-election, Messrs. Yang Hua, Zhou Shouwei, and Chiu Sung Hong have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

Mr. Chiu Sung Hong (“Mr. Chiu”) was appointed as an Independent Non-executive Director of the Company in 1999. Mr. Chiu has served as an Independent Non-executive Director of the Company for over nine years, he has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Chiu has expressed objective views and given independent guidance to the Company over the years. He is currently the chairman of the remuneration committee and a member of the audit committee, and has served as the chairman of the independent board committee in connection with the connected transactions entered into by the Company and its subsidiaries, and he continues demonstrating firm commitments to his role. The Board considers that the long service of Mr. Chiu would not affect his exercise of independent judgment and is satisfied that Mr. Chiu has the required character, integrity and experience to continue fulfilling the role of Independent Non-executive Director. The Board considers Mr. Chiu remains independent for the purpose of the Listing Rules, and the re-election of Mr. Chiu as Independent Non-executive Director is in the best interest of the Company and shareholders as a whole. Accordingly, the Board has recommended Mr. Chiu to be re-elected as Independent Non-executive Director of the Company.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

CHANGE OF INDEPENDENT AUDITORS

Reference is made to the announcement of the Company dated 22 March 2013. In light of the requirements of the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China in respect of the term of office of the auditors, the Board has, with the recommendation of the Audit Committee of the Company, resolved to recommend the appointment of Deloitte Touche Tohmatsu as the new independent auditors of the Company and its subsidiaries (together the “Group”) following the retirement of Ernst & Young upon expiration of its current term of office with effect from the conclusion of the Annual General Meeting. An ordinary resolution will be proposed at the Annual General Meeting to appoint Deloitte Touche Tohmatsu as the new independent auditors of the Group with effect from the date on which the proposed resolution is adopted at the Annual General Meeting until the conclusion of the next annual general meeting of the Company. Ernst & Young has confirmed in writing that there are no matters in connection with its retirement that need to be brought to the attention of the Shareholders. The Board recognizes the change of independent auditors was for good corporate governance and to ensure the independence of the auditors, and confirms there are no circumstances in respect of the proposed change of independent auditors of the Group that need to be brought to the attention of the Shareholders.

LETTER FROM THE BOARD

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 137 to 141 of the annual report of the Company for the year ended 31 December 2012 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue securities and repurchase Shares, the re-election of the said Directors and the appointment of Deloitte Touche Tohmatsu as the new independent auditors of the Company are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Yilin Chairman

APPENDIX I     EXPLANATORY NOTES TO REPURCHASE MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase Shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10% of the issued share capital of the Company as at the date of passing the resolution.

Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,646,305,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,464,630,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective associates (as defined under the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I     EXPLANATORY NOTES TO REPURCHASE MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,772,727,268 Shares, representing approximately 64.45% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI's interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in 5 Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company's Articles, the Listing Rules and applicable laws and regulations in Hong Kong.

APPENDIX I     EXPLANATORY NOTES TO REPURCHASE MANDATE

On the basis of the consolidated financial position of the Company as at 31 December 2012 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

SHARE REPURCHASE MADE BY THE COMPANY

In 2011, the Company cancelled 10,019,000 of the 22,894,000 shares repurchased and the remaining 12,875,000 shares were cancelled on 10 January 2012. Save as described above, there was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2012.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$

2012
April	16.54	15.28
May	16.78	14.04
June	15.52	13.28
July	15.94	14.78
August	16.00	14.68
September	16.24	14.16
October	16.32	15.36
November	16.58	15.74
December	16.88	16.38

2013
January	17.34	15.76
February	16.02	14.98
March (up to the Latest Practicable Date)	15.10	14.28

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 24 May 2013, at 3:00 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2012.

2.	To declare a final dividend for the year ended 31 December 2012.

3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company;

Yang Hua
Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005. He resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,229,000 share options in the Company (among which 1,150,000 lapsed on 24 February 2013), Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang in 2012, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.
To re-elect Mr. Zhou Shouwei as a Non-executive Director of the Company;

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

July 2002 to March 2009. He also served as Vice President of CNOOC from October 2000 to August 2011. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March 2009.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 17,920,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou in 2012, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$968,340 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Zhou was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect as an Independent Non-executive Director the following retiring Director who has already served the Company for more than 9 years as an Independent Non-executive Director;

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu has served as an Independent Non-executive Director of the Company for more than 9 years. For the reasons set out on the Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares, Re-election of Directors and Change of Independent Auditors, the Board of the Company considers that Mr. Chiu remains independent for the purpose of the Listing Rules and the re-lection of Mr. Chiu is in the best interest of the Company and shareholders as a whole.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 1,150,000 share options in the Company, Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chiu has a formal letter of appointment with the Company. Mr. Chiu’s emoluments comprise an annual director’s fee of HK$1,060,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Chiu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Chiu is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.

7.
To appoint Deloitte Touche Tohmatsu as the new independent auditors of the Company and its subsidiaries following the retirement of Ernest & Young, with effect from the date on which this proposed resolution is adopted at the AGM until the conclusion of the next annual general meeting of the Company and authorize the Board of Directors to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognized Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities,

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 8 April 2013

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

APPENDIX II     NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 20 May 2013 (Monday) to 24 May 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2013 (Thursday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 3 June 2013 (Monday) to 7 June 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2013 (Friday).

Exhibit 99.4

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 24 May 2013

I/We(Note 1)
of
being the registered holder(s) of ________________________________ shares(Note 2) of HK$0.02 each in the share capital of the above-named Company
HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Conrad Hong Kong, Pacific Place, 88 Queensway,  Hong Kong on 24 May 2013 at 3 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors' Report thereon for the year ended 31 December 2012.
A2.	To declare a final dividend for the year ended 31 December 2012.
A3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company.
A4.	To re-elect Mr. Zhou Shouwei as a Non-executive Director of the Company.
A5.	To re-elect Mr. Chiu Sung Hong as an Independent Non-executive Director of the Company.
A6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A7.	To appoint Deloitte Touche Tohmatsu as the Company and its subsidiaries’ independent auditors and to authorise the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.

B2.
To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.

B3.
To extend the general mandate granted to the Directors to issue, allot and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.

Dated this _______ day of _________________ 2013	Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting in person if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

Exhibit 99.5

# CNOOC Limited
# (中國海洋石油有限公司)

（根據公司條例在香港註冊成立的有限責任公司）

**（股份代碼：00883）**

**(Stock Code: 00883)**

## NOTIFICATION LETTER 通 知 信 函

8 April 2013

Dear Non-registered holder [(1)],

**CNOOC Limited (the "Company")**
**–Notice of publication of Annual Report, Explanatory Statement, Notice of Annual General Meeting and Proxy Form("Current Corporate Communications")**

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.cnoocltd.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor Relations" on the home page of our website, then selecting "Name of document" under "Announcement" and/ or "Reports & Filing" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.cnoocltd.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company's telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

*Note: (1) This letter is addressed to Non- registered holders ("Non- registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.*

---

各位非登記持有人[(1)]：

**中國海洋石油有限公司（「本公司」）**
**– 年報、說明函件、股東周年大會通告及委任表格（「本次公司通訊文件」）之發佈通知**

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按"投資者關係"一項，再在"公告"和/或"定期報告"項下選擇「通訊文件名稱」並使用 Adobe® Reader® 開啓查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司(「香港證券登記處」)(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票)。香港證券登記處地址爲香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間爲星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命
**中國海洋石油有限公司**
*聯席公司秘書*
**鐘華**
謹啓

2013 年 4 月 8 日

*附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。*

CNOH-08042013-1(21)